                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of October 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
               -----                                     -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
               -----                                     -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
               -----                                     -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

This  Report  on  Form  6-K  includes  materials  relating  to an  Ordinary  and
Extraordinary  Shareholders'  Meeting to be held on 18 November  2003, on second call.  These  materials  make  reference and relate in part to certain  proposed issuances of securities by ALSTOM.  The securities  mentioned in these materials have not been and will not be registered under the United States  Securities Act of 1933, as amended,  and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act.

These  materials are not an offer to sell  securities or the  solicitation of an offer to buy  securities,  nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful.

Enclosures:

Press  release  dated  September 30, 2003,  "ALSTOM  Receives  World's
Largest LNG Order from Gaz de France"

Press release dated October 7, 2003,  "ALSTOM to Build 168  Metropolis
Cars for Shanghai Metro in €184 Million Order"

Press  release  dated  October  7, 2003,  "ALSTOM  Will  Supply  ERTMS
Train-Control Solution for Betuweroute Rail Line in the Netherlands"

Press release  dated October 14, 2003,  "ALSTOM to Supply and Maintain
40 Commuter Trains in €190 Million Contract with Renfe"

Press  release  dated  October  16,  2003,  "ALSTOM  Signs Two  8-Year
Long-Term Service Agreements in Asia"

Press release dated October 17, 2003, "ALSTOM US 20-F Filing"

Press release dated October 20, 2003,  "ALSTOM-Led  Consortium  Chosen for €360 Million Metro Infrastructure Contract in Taiwan"

Certain  materials in connection with the  Shareholders'  Meeting both
Ordinary and Extraordinary to be held on 18 November 2003

Press release  dated October 29, 2003,  "ALSTOM Will Design and Supply the Electrical and Mechanical  Infrastructure  for a New Metro Line in
Sao Paulo"

                                         SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                               ALSTOM

Date: November 3, 2003                     By: /s/ Philippe Jaffré
                                               ---------------------------------
                                               Name: Philippe Jaffré
                                               Title: Chief Financial Officer

                                                               30 September 2003

                   ALSTOM RECEIVES WORLD'S LARGEST LNG CARRIER
                            ORDER FROM GAZ DE FRANCE

ALSTOM, via its subsidiary  Chantiers de l'Atlantique in Saint-Nazaire  (France)
has just  received  the  confirmation  of an  order  from  Gaz de  France  for a liquefied natural gas (LNG) carrier of 153 500 m3. Its delivery is scheduled for the end of 2005.  This order  also  includes  an option for a sister  ship to be delivered at the end of 2006.

This  LNG  carrier,   which  will  have  the  largest  capacity  in  the  world, incorporates  innovative  technologies already developed for the LNG carrier Gaz de France energY,  currently built at Chantiers de  l'Atlantique;  in particular diesel-gas electric propulsion system and a new insulation technology,  CS1 type
(foam insulation system).

This order  demonstrates  ALSTOM Marine's expertise in this market, for which it has already built 15 LNG carriers.  It also underlines ALSTOM Marine's strategic focus on high  added-value  vessels,  including  cruise  ships,  ferries,  naval vessels and scientific research vessels.

ALSTOM Marine's orderbook now consists of two LNG carriers (plus one option) for
Gaz de France, one ferry for SeaFrance,  one scientific vessel for Ifremer,  two
Landing  Helicopter  Docks (LHD) for the French Navy built in  cooperation  with
DCN,  one 71m+ luxury motor yacht,  and two  cruiseships,  MSC Opera for MSC and
Queen Mary 2 for Cunard (Carnival group).

Press enquiries:        G. Tourvieille/ S. Gagneraud
                        (Tel. +33 1 47 55 23 15)
                        internet.press@chq.alstom.com

Investor relations:     E. Chatelain
                        (Tel. +33 1 47 55 25 33)
                        investor.relations@chq.alstom.com

                                                                  7 October 2003

                       ALSTOM TO BUILD 168 METROPOLIS CARS
                    FOR SHANGHAI METRO IN €184 MILLION ORDER

The Shanghai  Mass Transit  Yangpu Line  Development  Co. has ordered 28 six-car
ALSTOM  METROPOLIS  trainsets  worth about €184  million  for the city's  future
Yangpu metro line.

The Yangpu  line will run from the Yangpu  district  in the north of the city to
Pudong in the southeast. The 23.4-kilometer line will have 24 stations and offer access to the future  Universal  Studios theme park and the World Expo 2010 park in Pudong.

The 168  METROPOLIS  cars in this order are based on the vehicles that ALSTOM is building for the city's  Xinmin line.  Delivery is scheduled to begin in October
2005 and to be complete by the end of 2007.

ALSTOM's  plant in  Barcelona  will  manufacture  the first  train and  car-body shells, and the Le Creusot site in France will manufacture bogie frames.

Chinese  content  will  account  for 70 percent of the  manufacturing.  Shanghai
ALSTOM  Transport  Co.  (SATCO),  a joint  venture  between  ALSTOM and Shanghai
Electric Corp.,  will complete  assembly of the cars and carry out the painting, fitting out and testing of the vehicles.

The  project  includes  a  technology-transfer  program  for the  build of bogie frames,  the assembly of bogies and of aluminum modules,  and for the electrical equipment for traction motors.

Faced with  fast-growing  demand  for mass  public  transportation,  the city is planning to build nine new metro lines.  Shanghai has ordered  nearly 500 ALSTOM metro cars for the  Xinmin,  Pearl and Yangpu  metro  lines.  Eleven  trains are already in service on the Pearl line,  and trains  should  enter  service on the
Xinmin line by the end of the year.

"Our  success in  Shanghai  shows the  contribution  that ALSTOM can make in the
Asia-Pacific  region," said  Philippe  Mellier,  president of ALSTOM  Transport,

"where rail transport is a key driver in economic development. We expect Asia to be an important growth market for us."

With  more  than 35  product  lines and a  presence  in more than 60  countries,
ALSTOM's  Transport  sector offers a complete range of products and services for new rolling stock,  signaling,  and electrical and mechanical  infrastructure as well as  maintenance  and  rehabilitation  services  to four  distinct  types of customers:  urban transit  authorities and operators;  intercity  passenger rail operators  and rolling  stock  owners;  rail freight  operators;  and  intercity railway  infrastructure  owners.  ALSTOM's Transport sector,  with sales of €5.1 billion in financial year 2002-2003,  is among the world's leading  suppliers to the railway industry.

--------------------------------------------------------------------------------
Notes on the METROPOLIS line
METROPOLIS is the world's most successful  modular metro train.  Since the range was developed in 1997,  ALSTOM has sold more than 1,500 cars worldwide,  both in simple rolling-stock  orders and as part of full turnkey solutions.  The modular conception  of  METROPOLIS  gives  customers  choice  of car size,  aluminum  or stainless-steel car bodies,  mechanically fastened or welded constructions,  and manned or unmanned operation.
--------------------------------------------------------------------------------

Contacts:

International, general, economic press
--------------------------------------
Séverine Gagneraud/Gilles Tourvieille
Tel.: +33 (0)1 47 55 25 87
internet.press@chq.alstom.com

Trade press
-----------
Helen Connolly
Tel.: +33 (0)1 41 66 91 43
helen.connolly@transport.alstom.com

Investor relations
------------------
Emmanuelle Chatelain
Tel.: +33 (0)1 47 55 25 33
investor.relations@chq.alstom.com

                                                                  7 October 2003

                 ALSTOM WILL SUPPLY ERTMS TRAIN-CONTROL SOLUTION
                  FOR BETUWEROUTE RAIL LINE IN THE NETHERLANDS

ALSTOM, in cooperation with consortium partner Holland Railconsult,  will supply its ATLAS 200  train-control  and  signaling  solution  for the  Betuweroute,  a dedicated freight rail line from the  international  seaport of Rotterdam to the
German border.

The  total  value  of  the  contract   awarded  by  ProRail,   the  Netherlands'
rail-infrastructure authority, is €75 million; ALSTOM's share is €62 million.

The ATLAS 200  train-control  solution  is ALSTOM's  implementation  of ERTMS at
Level 2. ERTMS is the new European Rail Traffic  Management  System,  made up of standards for train control, called the European Train Control System, and radio transmission, called GSM-R. (See the notes below for more information on ERTMS.)

The primary purpose of ERTMS is cross-border  interoperability of trains.  Along with  interoperability,  ERTMS will deliver the  benefits of  increased  safety, higher speeds and increased capacity for Europe's rail networks.

ALSTOM, with other rail-industry  companies,  has been at the forefront of ERTMS development  from the  definition  of standards  through  validation to testing.
ALSTOM has been  testing its ERTMS  solution  on a pilot line in the  Maastricht area in the  Netherlands  as well as on test  tracks  in  France,  Italy and the
United Kingdom.

The  installation  of  this  ERTMS  system  on the  Betuweroute  will  make  the
Netherlands  one of the first  countries in Europe to introduce ERTMS Level 2 on an  operational  line and confirm  ALSTOM's  position  as a world  leader in the implementation of ERTMS.

The  160-kilometer  Betuweroute  is currently  under  construction  by ProRail's
Betuweroute  project  organization.  The  line  was  commissioned  by the  Dutch
Ministry of  Transport,  Public Works and Water  Management  and is due to enter service in 2007.

--------------------------------------------------------------------------------
Notes on European Rail Traffic Management System:

Why is ERTMS needed?
The  number  one  goal  of  the  European  Rail  Traffic  Management  System  is
interoperability  of passenger and freight  traffic.  Each country has developed its rail infrastructure independently, and today there are more than 15 types of train-control  and  train-protection  systems in Europe.  ERTMS  offers a single system  under which  trains  that are  equipped to ride the rails in one country would be equipped to operate in any of the others.

What is ERTMS?
ERTMS has two  essential  elements:  the European  Train Control  System,  which comprises the ground and  train-borne  equipment that ensures the safe operation of trains, and GSM-R, the digital radio-transmission standard for railways.

What are the three levels of ERTMS?
ERTMS is designed to allow for progressive implementation on railway lines; each level offers progressive increases in traffic optimization. Level 1 provides ATP
(automatic train protection), the control of the trains' speed. Level 2 provides
ATP plus  movement  authority  via radio  (GSM-R).  Level 3 allows  moving-block operation.
--------------------------------------------------------------------------------

With  more  than 35  product  lines and a  presence  in more than 60  countries,
ALSTOM's  Transport  sector offers a complete range of products and services for new rolling stock,  signaling,  and electrical and mechanical  infrastructure as well as  maintenance  and  rehabilitation  services  to four  distinct  types of customers:  urban transit  authorities and operators;  intercity  passenger rail operators  and rolling  stock  owners;  rail freight  operators;  and  intercity railway infrastructure owners. ALSTOM's Transport sector, with sales of €5.1 billion in financial year 2002-2003,  is among the world's leading  suppliers to the railway industry.

Holland  Railconsult,   an  engineering  and  consulting  company,  is  ALSTOM's
risk-sharing   partner  for  the  Betuweroute   control-system   project.   More
specifically, is responsible for applications engineering and integration of the
Betuweroute control system with the existing railway systems.
Holland Railconsult provides solutions for capacity,  safety,  environmental and
integration  on  the  Dutch  rail  network.   This  expertise   enables  Holland
Railconsult  to provide  customers  at home and abroad with  advice,  innovative designs and projects for rail and other transportation systems.
Holland  Railconsult  employs  1,600 staff,  and in 2002 the company  achieved a turnover of €144 million euros.

Contacts:

International, general, economic press
--------------------------------------
Séverine Gagneraud/Gilles Tourvieille
Tel.: +33 (0)1 47 55 25 87
internet.press@chq.alstom.com

Trade press
-----------
Helen Connolly
Tel.: +33 (0)1 41 66 91 43
helen.connolly@transport.alstom.com

Investor relations
------------------
Emmanuelle Chatelain
Tel.: +33 (0)1 47 55 25 33
investor.relations@chq.alstom.com

                                                                 14 October 2003

                          ALSTOM TO SUPPLY AND MAINTAIN
                               40 COMMUTER TRAINS
                       IN €190 MILLION CONTRACT WITH RENFE

RENFE, the Spanish national railway company, has awarded ALSTOM a contract worth
€190 million to supply and maintain 40 electric commuter trains.

The contract is for 20 four-car trainsets and 20 three-car trainsets, a total of
140 cars. ALSTOM will build the cars according to the  specifications of RENFE's platform for its new generation of modular commuter trains, called Civia.

The trains,  based on the latest railway  technology,  will offer high levels of performance and safety. More specifically, its features will be the following :
-  the  traction  system is from  ALSTOM's  service-proven  line of ONIX drives, which offer reduced volumes and lighter weight.
-  computer-based  onboard  control  systems send train  information via digital transmission  to  the  command  center  and to the  depot  workshop.  Onboard computers will also make self-diagnostic  applications possible,  which helps reduce maintenance costs.
-  with an aluminum-alloy  body shell, the lightweight  trains offer energy-cost savings.
-  thanks to the modularity of the vehicles,  the  articulated  trainsets may be configured with different combinations, depending on service needs.
-  a low-floor  entrance  will offer  passengers,  including  those with reduced mobility,  easy access.  A continuous  gangway  throughout  the train further enhances passenger comfort.

ALSTOM's  Barcelona factory will manufacture the body shells,  assemble and test the trains. The bogies will be supplied by ALSTOM's factory in Valencia,  Spain, with Charleroi in Belgium  manufacturing  electrical equipment and Saint-Ouen in
France supplying the train-control systems.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com

                                                                 16 October 2003

                             ALSTOM SIGNS TWO 8-YEAR
                      LONG-TERM SERVICE AGREEMENTS IN ASIA

ALSTOM has  signed  two 8-year  long-term  service  agreements  (LTSA)  with the
Baosteel  Group in China and with the Socialist  Republic of Vietnam's  National
Utility, Electricity Vietnam (EVN).

The  LTSA  contract  with the  Baosteel  Group in China  covers  the  supply  of maintenance  services for the Bao Shan combined-cycle  cogeneration power plant.
The Baosteel  Group is one of the major  corporations  in the Asian steel market and is the largest producer of high-tech and high-value-added  steel products in
China.

The  contract  comprises  the  supply  of new and  reconditioned  hot  gas  path components  and  technical  field  service  personnel to carry out the scheduled major inspections and all field assessments for a period of 8 years.

The 144 MW Bao Shan  plant is  powered by one  ALSTOM-supplied  GT11N2-LBTU  gas turbine and one steam  turbine.  The plant,  situated at  Baosteel's  steel mill close to  Shanghai,  burns  blast  furnace  gas from the  steel  production  and supplies its electrical power back into the mill. The GT11N2 gas turbine has, to date, accumulated over 170 starts and 39,000 operating hours.

In the Socialist Republic of Vietnam, the LTSA signed with EVN covers the supply of spare parts, reconditioning of hot gas path components and related outage and maintenance  services  for the Phu My 2.1 and Phu My 4 gas-fired  combined-cycle power plants.  Both plants are based on ALSTOM GT13E2 gas turbines.  The two 450
MW plants are located in the Phu My Power complex in the Vung Tau province close to Ho Chi Minh City.

Both contracts demonstrate our customers' long-term confidence and reinforce the long-standing  relationships  that  exists  between  ALSTOM  and  these  two key customers in Asia.

Press relations:      G. Tourvieille/S. Gagneraud
                      (Tel. +33 1 47 55 23 15)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tel. +33 1 47 55 25 33)
                      investor.relations@chq.alstom.com

                                                                 17 October 2003

                              ALSTOM US 20-F FILING

Paris,  17 October 2003:  ALSTOM has filed its Annual Report for the fiscal year ended 31 March 2003 on Form 20-F with the  Securities  and Exchange  Commission.
This form and a non-certified French translation, provided for information only, are available on ALSTOM's internet site «www.alstom.com».

The  filing of the Annual  Report on Form 20-F was to allow  ALSTOM to take into account the already  announced  problems,  encountered at ALSTOM Transport Inc's
Hornell  facility,  and to reflect in detail the 22 September 2003  renegotiated financing package.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tel. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

                      M : Communications
                      L. Tingström
                      (Tel.  +44 789 906 6995)
                      tingstrom@mcomgroup.com

Investor relations:   E. Chatelain
                      (Tel. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com

                                                                 20 October 2003

                  ALSTOM-LED CONSORTIUM CHOSEN FOR €360 MILLION
                    METRO INFRASTRUCTURE CONTRACT IN TAIWAN

The Department of Rapid Transit Systems (DORTS) of Taipei City, Taiwan, has just declared the ALSTOM-led consortium "awarded bidder" for the Orange and Blue line extensions of the capital's metro system.

Once the order is  confirmed,  ALSTOM's  share of this €360 million  contract is expected to be worth approximately €125 million.

ALSTOM will be  responsible  for project  management,  system  integration,  the signaling  and half of the  track  work and  maintenance  depot  equipment.  The signaling  equipment will be similar to the equipment already supplied by ALSTOM and in service on the Taipei network.

ALSTOM's partner in this consortium is China Technical Consultant Inc., CTCI.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 47 55 25 87)
                      internet.press@chq.alstom.com

Investor relations:   E. Chatelain
                      (Tél. +33 1 47 55 25 33)
                      Investor.relations@chq.alstom.com

                   (This document is a free translation of the
          original French version published on 3rd October 2003 in the
         French legal newspaper "BALO", which is available upon request)

             Société Anonyme with a share capital of €352,075,653.75
                  Head Office : 25, avenue Kléber - 75116 Paris
                     Registration number : 389 058 447 Paris

                                NOTICE OF MEETING

The  shareholders  of ALSTOM are convened on Friday 7 November 2003 at 9:00 a.m.
(Paris time),  to  participate in the Ordinary and  Extraordinary  Shareholder's
Meeting  which will be held at the head office,  25 avenue Kléber - 75116 Paris, on first notice of meeting to deliberate  on the  following  agenda and proposed resolutions.

                              AGENDA OF THE MEETING

Deliberating as an ordinary shareholders' meeting

-  Board of Directors' report.

-  Appointment of a new Director. (first resolution)

-  Authorisation  to be granted to the Board of Directors to issue  subordinated bonds ("TSDD"),  which would be subscribed by the French Republic,  or by any other entity  controlled or guaranteed by it, subject to the adoption by this
   Meeting of the third, fourth,  fifth, sixth and seventh resolutions.  (second resolution)

Deliberating as an extraordinary shareholders' meeting

-  Board of Directors' report.

-  Special Auditors' reports.

-  Authorisation  to be granted to the Board of Directors to issue and allocate, free of charge, to shareholders  warrants giving the right to purchase shares which would be issued pursuant to the fourth resolution below, subject to the adoption by this  Meeting of the  second,  fourth,  fifth,  sixth and seventh resolutions. (third resolution)

-  Authorisation  to be granted to the Board of  Directors to increase the share capital by the  issuance of shares with waiver of  preferential  subscription rights,  for the benefit of BNP PARIBAS,  Crédit Agricole  Indosuez,  CLIFAP,
   EZEPART, Crédit Industriel et Commercial, CDC Ixis -

Capital  Markets,  Natexis  Bleichroeder  S.A. and  FINANPAR 17,  subject to the adoption  by this  Meeting  of the  second,  third,  fifth,  sixth  and  seventh resolutions. (fourth resolution)

-  Authorisation  to be  granted  to the  Board  of  Directors  to  issue  bonds mandatorily  reimbursable  with new shares of the Company  ("ORA"),  with the maintenance of preferential subscription rights of the shareholders,  subject to the  adoption by this  Meeting of the  second,  third,  fourth,  sixth and seventh resolutions. (fifth resolution)

-  Authorisation  to be granted to the Board of Directors to issue  subordinated
   bonds   reimbursable  with  shares  ("TSDD  RA"),  with  the  waiver  of  the preferential  subscription  rights of the shareholders for the benefit of the
   French  Republic,  subject to the  adoption  by this  Meeting of the  second, third, fourth, fifth and seventh resolutions. (sixth resolution)

-  Cancellation of the general  delegation  granted to the Board of Directors by the shareholders at the meeting of 2 July 2003 in its thirteenth  resolution, subject to the adoption by this Meeting of the second,  third,  fourth, fifth and sixth resolutions. (seventh resolution)

-  Authorisation  to be granted to the Board of  Directors to increase the share capital by the issuance of shares  reserved for members of a Company  savings plan. (eighth resolution)

-  Power to implement the decisions of the Shareholders' Meeting and to complete the formalities. (ninth resolution).

--------------------------------------------------------------------------------

           Text of resolutions submitted to the Shareholders' Meeting

--------------------------------------------------------------------------------

ORDINARY RESOLUTIONS

First resolution
(Appointment of a new director)

The  shareholders,  voting under the conditions of quorum and majority  required for Ordinary General Meetings,  appoint Mr. James William Leng as director for a duration of four years,  until the end of the Ordinary  General Meeting convened to approve the accounts for the fiscal year ending 31 March 2007.

Second resolution
(Authorisation  to be granted to the Board of  Directors  to issue  subordinated bonds  ("TSDD"),  which would be  subscribed by the French  Republic,  or by any other entity  controlled or  guaranteed  by it,  subject to the adoption by this
Meeting of the third, fourth, fifth, sixth and seventh resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for  Ordinary  General  Meetings,  having  reviewed  the  report of the Board of
Directors,  acting in  accordance  with the  provisions  of the  French  Code de
Commerce and, in particular, Articles L. 228-39 et seq.

and Article L. 213-5 of the French Code  Moéetaire et Financier,  and subject to the adoption of the third, fourth, fifth, sixth and seventh resolutions hereby:

1.    authorise the Board of  Directors,  for a period of one year from the date of this Meeting,  to proceed,  in one or more times and whenever it thinks appropriate, with the issuance of subordinated bonds (titres subordonnés à
      durée    déterminée)    ("TSDD"),    having   the   following    principal
      characteristics:

      •  the total  nominal  amount of the  issuances  of TSDDs shall not exceed
         €200 million,

      •  the  TSDDs  may,  where  appropriate,  be  paid up by  set-off  against certain, payable and due debts of the Company,

      •  the TSDDs will bear interest at a EURIBOR rate increased by a 5% annual margin, of which 1.5% capitalised annually and payable in fine,

      •  the TSDDs will mature fifteen years after their issuance,  the Board of
         Directors, having the power to provide for early amortisation;

2.    decide  that  this  issuance  of TSDDs  will be  reserved  for the  French
      Republic or any other entity controlled or guaranteed by it;

3.    decide that the Board of Directors will have all powers, with the right to subdelegate  in accordance  with the  provisions of the law and within the limits  provided  for  above,  to  implement  this  authorisation,  and in particular to:

      •  set the number of TSDDs to be  issued,  their  nominal  value and their issue price, the dates and other  characteristics and conditions of the issuances, and method of payment of the TSDDs,

      •  set the terms in order to carry out the  reimbursement of the TSDDs, at maturity or where  appropriate  at an earlier date,  the  conditions of their amortisation and, where  appropriate,  the repurchase or exchange terms,

      •  more  generally,  to take all  measures  and  conclude  all  agreements necessary for the contemplated issuance(s), and

      •  proceed with all filings and publications as required.

EXTRAORDINARY RESOLUTIONS

Third resolution
(Authorisation  to be granted to the Board of Directors  to issue and  allocate, free of charge,  to  shareholders  warrants  giving the right to purchase shares which would be issued pursuant to the fourth  resolution  below,  subject to the adoption  by this  Meeting  of the  second,  fourth,  fifth,  sixth and  seventh resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  having reviewed the report of the Board of
Directors and the special report of the Statutory Auditors, acting in accordance with the provisions of the French Code de Commerce,  and in particular,  Article
L.  228-91,  and subject to the  adoption of second,  fourth,  fifth,  sixth and seventh resolutions, hereby:

1.    authorise the Board of  Directors,  for a period of one year from the date of this  Meeting,  to proceed with the issuance  and  allocation,  free of charge, of warrants to shareholders giving the right to purchase shares of the Company which would be issued pursuant to the fourth resolution;

2.    decide   that   these   warrants   will  have  the   following   principal
      characteristics:

      •  the allocation,  free of charge,  of these warrants giving the right to purchase shares will be carried out for the benefit of the shareholders of the Company, in proportion to the number of shares they hold,

      •  the unit acquisition  price of one share upon exercise of warrants will be €1.25,

      •  the total  number of warrants  giving the right to purchase  the shares issued  pursuant to this  resolution  will give the right to purchase a maximum  aggregate  number  of 240  million  shares  to come  from  the reserved issuance referred to in the fourth resolution,

      •  the exercise period of these warrants cannot exceed sixty days;

3.    take note that each Bank  subscribing  to the  reserved  increase in share capital pursuant to the fourth  resolution below has undertaken that these subscribed  shares can be  purchased  at a price of €1.25 per share by the holders of the warrants issued pursuant to this  resolution,  who exercise the said warrants;

4.    decide that the Board of  Directors  shall  proceed  with the  issuance of warrants  as soon as  possible  and at the  latest  thirty  days after the issuance of shares pursuant to the fourth resolution;

5.    decide that the Board of Directors shall have full powers,  with the right to  subdelegate  in accordance  with the provisions of the law, and within the limits  provided for above,  to implement this  authorisation,  and in particular, to:

      •  set the issuance and allocation date of the warrants,

      •  fix the number of warrants allocated free of charge to shareholders, as well as the exercise period and the exercise parity of the warrants,

      •  determine the other characteristics and conditions of the warrants,

      •  more generally,  take all measures and conclude all agreements to allow the exercise of the warrants by their holders,

      •  carry out, where  necessary,  all formalities in view of the listing on the Premier  Marché of Euronext  Paris (and,  where  necessary,  on any other  regulated  market  place) of the  warrants  giving  the right to purchase shares, issued pursuant to this authorisation, and

      •  proceed with all filings and publications as required.

Fourth resolution
(Authorisation  to be granted to the Board of  Directors  to increase  the share capital by the  issuance  of shares  with  waiver of  preferential  subscription rights of the  shareholders,  for the benefit of BNP  PARIBAS,  Crédit  Agricole
Indosuez,  CLIFAP,  EZEPART,  Crédit Industriel et Commercial,  CDC Ixis Capital
Markets,  Natexis  Bleichroeder S.A. and FINANPAR 17, subject to the adoption by this Meeting of the second, third, fifth, sixth and seventh resolutions)

The  shareholders,  voting  under the  conditions  of the  quorum  and  majority required for Extraordinary  General Meetings,  having reviewed the report of the
Board of Directors and the special report of the Statutory  Auditors,  acting in accordance  with  the  provisions  of  the  French  Code  de  Commerce,  and  in particular,  Article L.  225-138,  and  subject to the  adoption  of the second, third, fifth, sixth and seventh resolutions, hereby:

1.    authorise the Board of  Directors,  for a period of one year from the date of this  Meeting,  to increase the share capital by the issuance of shares of the Company  conferring  the same rights as the existing  shares except the date at which  they give  rise to a  dividend,  for a maximum  nominal share capital increase of €300 million,  corresponding to a maximum of 240 million shares with a nominal value of €1.25 each, to be subscribed either in cash or by  set-off  against  certain  payable  and  due  debts  of the
      Company;

2.    decide  to  waive,  for all the  shares  in the  above  paragraph  1,  the shareholders'  preferential  subscription  rights  for the  benefit of the legal  entities which are listed below  (collectively  referred to as "the
      Banks") that will each have the right to subscribe to a maximum  number of shares  representing  the maximum nominal amount of share capital increase as indicated below opposite their names:

--------------------------------------------------------------------------------
                  Banks                          Maximum nominal amount
                                                         (in €)
--------------------------------------------------------------------------------
   BNP PARIBAS                                         74 400 000
--------------------------------------------------------------------------------
   Crédit Agricole Indosuez                            37 269 000
--------------------------------------------------------------------------------
   CLIFAP                                              23 331 000
--------------------------------------------------------------------------------
   EZEPART                                             51 000 000
--------------------------------------------------------------------------------
   Crédit Industriel et Commercial                     51 000 000
--------------------------------------------------------------------------------
   CDC Ixis Capital Markets                            27 000 000
--------------------------------------------------------------------------------
   Natexis Bleichroeder S.A.                           24 000 000
--------------------------------------------------------------------------------
   FINANPAR 17                                         12 000 000
--------------------------------------------------------------------------------
   Total                                              300 000 000
--------------------------------------------------------------------------------

3.    decide  that the unit issue  price of the shares to be issued  pursuant to the above share capital increase will be €1.25, to be fully paid up at the time of subscription;

4.    take note that each Bank listed above has  undertaken  that the subscribed shares can be purchased  at a price of €1.25 per share,  by the holders of warrants referred to in the above third resolution,  who exercise the said warrants;

5.    decide that the Board of Directors shall have full powers,  with the right to  subdelegate  in accordance  with the provisions of the law, and within the  limits  provided  above,  to  implement  this  authorisation,  and in particular, to:

      •  set the dates,  terms,  and the conditions of issuance,  the method and conditions  of payment,  the date (which may be  retroactive)  at which they give rise to a dividend,

      •  more generally, take all measures and conclude all agreements necessary for the contemplated issuances,

      •  carry out, where  necessary,  all formalities in view of the listing on the Premier  Marché of  Euronext  Paris  (and,  on any other  regulated market place) of the shares issued pursuant to this authorisation, and

      •  record the  completion  of the  increase  in share  capital,  amend the
         Articles of  Association  accordingly  and proceed with all filings and publications, as required.

Fifth resolution
(Authorisation  to  be  granted  to  the  Board  of  Directors  to  issue  bonds
mandatorily   reimbursable  with  new  shares  of  the  Company  ("ORA"),   with
maintenance of preferential subscription rights of the shareholders,  subject to the adoption by this  Meeting of the second,  third,  fourth,  sixth and seventh resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  having examined the report of the Board of
Directors  and the  special  report of the  Statutory  Auditors,  and  acting in accordance  with the  provisions  of the French Code de Commerce,  in particular
Article L.  228-91,  and subject to the adoption of the second,  third,  fourth, sixth and seventh resolutions:

1.    authorise the Board of  Directors,  for a period of one year from the date of this Meeting,  to issue,  in one or more times,  and whenever it thinks appropriate,  debt instruments,  subordinated or not, in the form of bonds mandatorily  reimbursable  with new shares  (obligations  remboursables en
      actions)   ("ORA")   of  the   Company   with  the   following   principal
      characteristics:

      •  the nominal amount of the issuance of bonds will not exceed €1 billion,

      •  the ORAs, where appropriate, may be paid up by set-off against certain, payable and due debts of the Company,

      •  the unit issue  price per ORA to be issued  pursuant  to the  issuances referred to above will be €1.40,

      •  the ORAs will bear  interest  at a rate of 2% per annum and will mature on 31 December of the fifth year following their issuance,

      •  the  ORAs  will be  mandatorily  reimbursable  with new  shares  of the
         Company,  each bond giving the right upon reimbursement to one share of the Company with the

         same rights as those attached to existing  shares,  except for the date at which they give rise to a dividend,

      •  the aggregate  nominal value of the share  capital  increase  resulting from  the  reimbursement  in  shares  of all the  ORAs  may not  exceed
         €893,000,000,  which may be  increased,  if  necessary,  by the nominal value of shares to be issued to maintain the rights of the bondholders.

2.    decide that the  shareholders  will, in accordance with the conditions set out by law,  have the benefit of a  preferential  right to subscribe on an
      irreducible   basis  to  ORAs  that  may  be  issued   pursuant   to  this
      authorisation.  In addition, the Board of Directors will have the power to grant the shareholders,  in accordance with the conditions set out by law, the right to subscribe on a reducible  basis for a greater  number of ORAs than they may subscribe on an irreducible basis.

      If  subscriptions  on an  irreducible  basis and, as the case may be, on a reducible  basis,  do not  account  for the whole  issuance,  the Board of
      Directors  may, in  accordance  with the  provisions of the law and in the manner that it shall decide,  exercise either one or more of the following options:

      •  freely allot all or part of the ORAs which have not been  subscribed to by the shareholders to the persons of its choice,

      •  offer to the public,  on the French or  international  markets,  all or part of the ORAs that have not been subscribed to by the shareholders.

3.    acknowledge that this authorisation  automatically entails for the benefit of  the  holders  of  the  ORAs,  the  waiver  by  shareholders  of  their preferential  right to  subscribe  to the  shares  that  will be issued in reimbursement of the ORAs;

4.    decide that the Board of Directors  will have all powers to implement this authorisation, with the right to subdelegate, within the limits of the law and the limits above, and in particular to:

      •  set the dates, other  characteristics  and conditions of the issuances, as well as the method pursuant to which the ORAs will be paid up,

      •  determine,  in particular,  whether the bonds are  subordinated or not, the conditions for their reimbursement,  the terms of the reimbursement of the bonds according to market conditions and, where applicable,  the conditions for the repurchase and exchange of the bonds,

      •  set the date  (which may be  retroactive)  at which the shares  created upon reimbursement of the bonds will give right to a dividend,

      •  suspend,  if necessary and for a maximum  period of three  months,  the exercise of the rights attached to the ORAs,

      •  set,  the  methods by which the  rights of the  holders of ORAs will be maintained,

      •  take  generally  all  useful   measures  and  conclude  all  agreements
         necessary for the contemplated issuances,

      •  where  appropriate,  take all  measures to have the  securities  issued pursuant  to this  autorisation  admitted  for  trading on the  Premier
         Marché  of  Euronext  Paris  (and,  where  appropriate,  on  any  other regulated market place), and

      •  record the completion of increases in share capital  resulting from the reimbursement  in shares of the ORAs, amend the Articles of Association accordingly and carry out all filings and publications as required.

Sixth resolution
(Authorisation  to be granted to the Board of  Directors  to issue  subordinated bonds  reimbursable  with shares  ("TSDD RA"),  with the waiver of  preferential subscription  rights of the shareholders for the benefit of the French Republic, subject to the adoption by this Meeting of the second,  third, fourth, fifth and seventh resolutions)

The  Shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special report of the Statutory  Auditors,  in accordance with the provisions of the French Code de Commerce,  in particular Article L. 228-91, and  subject to the  approval of the second,  third,  fourth,  fifth and seventh resolutions:

1.    authorise the Board of  Directors,  for a period of one year from the date of this Meeting,  to proceed,  in one or more times and whenever it thinks appropriate, with the issuance of the subordinated bonds reimbursable with shares (titres  subordonnés à durée  determinée  remboursables en actions)
      ("TSDD RA"), having the following characteristics:

      •  the  total  nominal  amount  of  issues  of TSDD RAs  will  not  exceed
         €300,000,000,

      •  the TSDD  RAs may,  where  appropriate,  be paid up by set off  against certain, payable and due debts of the Company,

      •  the  unit  issue  price  of the TSDD RA to be  issued  pursuant  to the issuances referred to above will be €1.25,

      •  the TSDD RAs will be automatically reimbursed in shares of the Company, each TSDD RA giving the right to  reimbursement  with one Company share conferring the same rights as existing  shares except the date at which they give right to a dividend, subject to obtaining a decision from the
         European  Commission  declaring  that the  subscription  by the  French
         Republic to TSDD RAs issued by the Company and their  reimbursement  in shares  constitutes  aid compatible  with the common market or does not constitute  State aid, the detailed terms of this  reimbursement  to be determined by the Board of Directors,  with the right of sub-delegation in accordance with the provision of the law,

      •  the TSDD RAs will be  reimbursed  in  cash,  in the  circumstances  and according  to the  terms  which  will be  determined  by the  Board  of
         Directors  with the  right of  sub-delegation  in  accordance  with the provisions of the law,

      •  the  TSDD  RAs will  have a  duration  of  twenty  years as from  their subscription date,

      •  the TSDD RAs will bear  interest  at a rate of 2% per  annum  until the
         European Commission's  decision;  however, in case of a decision by the
         European   Commission   refusing  the  reimbursement  in  shares,   the
         applicable  rate will  become,  without  retroactivity,  a EURIBOR rate increased by a 5% margin per annum, of which 1.5% annually  capitalised and payable in fine,

      •  the  aggregate  nominal  amount of the  increase in capital,  which may result from the  reimbursement  in shares of all the TSDD RAs shall not exceed  €300,000,000,  to which will be added, where  appropriate,  the nominal  amount of shares to be issued to  maintain  the  rights of the holders of TSDD RAs.

2.    decide  to  waive  for  all of the  TSDD  RAs  which  may be  issued,  the shareholders'  preferential  subscription  right  for the  benefit  of the
      French Republic;

3.    acknowledge that this authorisation automatically implies, for the benefit of the  holders  of TSDD  RAs,  the  waiver by the  shareholders  of their preferential  right to  subscribe  the  shares  which  will be  issued  in reimbursement of the TSDD RAs;

4.    decide that the Board of Directors will have all powers, with the right to sub-delegate  in accordance with the provisions of the law, and within the limits described above, to implement this  authorisation and in particular to:

      •  set the dates, and other characteristics and conditions of issuance, as well as the payment terms of the TSDD RAs, and in particular

         -  set the detailed  conditions of the  reimbursement  in shares of the
            TSDD RAs,
         -  set the  circumstances and conditions for the payment in cash of the
            TSDD RAs at maturity or earlier,
         -  set the other terms and conditions for the payment and redemption of
            TSDD  RAs  in  accordance   with  market   conditions   and,   where
            appropriate, the conditions for their repurchase or exchange,
         -  set the date (even  retroactive)  at which the shares issued for the reimbursement of the TSDD RAs will give right to a dividend,
         -  set the  conditions  under  which the  rights of the TSDD RA holders will be maintained,

      •  suspend,  where appropriate,  and for a maximum period of three months, the exercise of the rights attached to the TSDD RAs,

      •  take  generally  all  useful   measures  and  conclude  all  agreements
         necessary for the contemplated issuances,

      •  where  applicable,  take all  measures  related  to the  listing on the
         Premier Marché of Euronext Paris (and, where appropriate,  on any other regulated  market) of the shares to be issued in  reimbursement  of the
         TSDD RAs issued pursuant to the present delegation,

      •  record the completion of increase(s) in capital,  amend the Articles of
         Association  accordingly and proceed with all filings and publications, as required.

Seventh resolution
(Cancellation of the general delegation granted to the Board of Directors by the shareholders at the Meeting of 2 July 2003 in its thirteenth resolution, subject to the adoption by this Meeting of the second,  third,  fourth,  fifth and sixth resolutions)

The  shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  having reviewed the report of the Board of
Directors,  acting in  accordance  with the  provisions  of the  French  Code de
Commerce,  in particular Article L. 225-129,  and subject to the adoption of the second, third, fourth, fifth and sixth resolutions, decide to cancel the general delegation granted by the Ordinary and Extraordinary  Shareholders' Meeting of 2
July 2003 in its thirteenth resolution.

Eighth resolution
(Authorisation  to be granted to the Board of  Directors  to increase  the share capital by the  issuance of shares  reserved  for  members of a Company  savings plan)

The  shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  having examined the report of the Board of
Directors and the special report of the Statutory Auditors,  in accordance with, the provisions of Article L. 443-1 et seq. of the French Code du Travail and the
French Code de Commerce, in particular Article L. 225-138:

1.    authorise the Board of Directors  for a period of  twenty-six  months from the date of this Meeting,  to increase the share  capital,  in one or more times,  by  an  aggregate  nominal  amount  of  €35,200,000,  through  the issuances,  in euros, of new shares and/or other securities  giving access to the Company's share capital, reserved for the members of a savings plan of the Company  and/or of its affiliated  French or foreign  companies and economic  interest  groups (related to it within the meaning of Article L.
      233-16 and L. 225-180 of the French Code de Commerce).  This decision will result in the express  waiver by the  shareholders  of their  preferential subscription  rights in favour of the  beneficiaries  to whom the issue is reserved;

2.    decide  that the issue  price of the new shares  issued  pursuant  to this authorisation  shall not be lower by more than 20% of the  average  of the first Company share prices  during the twenty  trading days  preceding the decision determining the date of the beginning of the subscription period, or higher  than  such  average  price;  the  characteristics  of the other
      securities   giving  access  to  the  Company's  share  capital  shall  be determined by the Board of Directors in the conditions  fixed by the rules and regulations;

3.    decide that the Board of Directors may provide for the free  allocation of shares or other  securities  giving access to the Company's share capital, within the limits of the provisions of Article L. 443-5 of the French Code du Travail;

4.    decide that the Board of Directors  will have full powers,  with the right to subdelegate such powers within the limits of the law, to implement this authorisation  within the limits and under the conditions mentioned above, and in particular to:

      •  determine the companies whose employees and executive officers,  as the case may be, may participate in the issues,

      •  fix all the conditions that must be met by the beneficiaries,

      •  fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date
         (which may be  retroactive)  from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period,

      •  record the completion of the share capital increases in accordance with the  amount  of  shares  which are  actually  subscribed  and amend the
         Articles of Association accordingly,

      •  enter  into any  agreements,  carry  out,  directly  or by  proxy,  any operations and formalities,

      •  offset expenses against the amount of the premiums if the need arises,

      •  take any measures for the  completion of the  issuances,  carry out all the  formalities  following  the capital  increases  and  generally  do whatever is necessary.

5.    decide that this  authorisation  cancels the authorisation  granted to the
      Board of Directors by the Ordinary and Extraordinary Shareholders' Meeting
      of 2 July 2003 in its fourteenth resolution.

Ninth resolution
(Power to implement the decisions of the  Shareholders'  Meeting and to complete the formalities)

The  shareholders,  voting under the conditions of quorum and majority  required for Extraordinary  General Meetings,  hereby give full power to the holder of an original,  a copy or an extract of the minutes of this  Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

                                     *     *
                                        *

Requests for inclusion of additional resolutions in the Agenda of the meeting by shareholders  fulfilling  the  requirements  of Article  128 of the decree of 23
March  1967,  must,  in  accordance  with  the  law,  be  sent  to  the  Company headquarters, by recorded mail within 10 days from the date of this publication.

Every  shareholder,  irrespective of the number of shares held, has the right to attend the  shareholders'  meeting.  A  shareholder  can be  represented  at the meeting either by his/her spouse or another shareholder.

In order to  attend  the  shareholders'  meeting,  to vote by mail or by  proxy, holders of registered  shares must be  registered  in the Company's  register at least  one day  prior  to the date of the  meeting.  Such  shareholders  are not required to fulfil any  formalities  and will be  admitted  to the meeting  upon proof of their identity.

Holders of bearer shares must obtain,  at least one day prior to the meeting,  a bearer share blocking  certificate  from the authorised  financial  intermediary with whom his/her shares are deposited,  indicating  that the shares are blocked until the completion of the meeting. In addition,  such holders of bearer shares may request a voting form from this financial  intermediary  in order to vote by mail or by proxy.

The bearer share blocking  certificate and the voting form should be sent to BNP
Paribas Securities Services - GIS Emetteurs,  les Collines de l'Arche,  92057 La
Défense Cedex.

Votes by mail will only be valid if the  correctly  completed  voting  forms are received  by the  above-mentioned  bank or by the  Company,  at least three days prior to the date of the meeting.

                                                         The Board of Directors.

                   (This document is a free translation of the
           original French version published on 20 October 2003 in the
         French legal newspaper "BALO", which is available upon request)

                                     ALSTOM
                 Société anonyme with capital of €352,075,653.75
                    25, Avenue Klebér - 75116 Paris (France)
                                 www.alstom.com
                              389 058 447 RCS PARIS

                                NOTICE OF MEETING

The  shareholders  of ALSTOM are convened on Friday 7 November 2003 at 9:00 a.m.
(Paris time),  to  participate in the Ordinary and  Extraordinary  Shareholder's
Meeting  which will be held at the head office,  25 avenue Kléber - 75116 Paris, on first notice of meeting to deliberate  on the  following  agenda and proposed resolutions.

However in the likely event that the quorum requirement is not met on that date, the General  Meeting will be held on second notice,  on Tuesday 18 November 2003 at 2 p.m.  (Paris time), at Espace Grande Arche - 1 Parvis de la Défense - 92050
Paris la Défense (France), to deliberate on the following agenda :

                              AGENDA OF THE MEETING

Deliberating as an ordinary shareholders' meeting

-  Board of Directors' report.

-  Appointment of a new Director. (first resolution)

-  Authorisation  to be granted to the Board of Directors to issue  subordinated bonds ("TSDD"),  which would be subscribed by the French Republic,  or by any other entity  controlled or guaranteed by it, subject to the adoption by this
   Meeting of the third, fourth,  fifth, sixth and seventh resolutions.  (second resolution)

Deliberating as an extraordinary shareholders' meeting

-  Board of Directors' report.

-  Special Auditors' reports.

-  Authorisation  to be granted to the Board of Directors to issue and allocate, free of charge, to shareholders  warrants giving the right to purchase shares which would be issued pursuant to the fourth resolution below, subject to the adoption by this  Meeting of the  second,  fourth,  fifth,  sixth and seventh resolutions. (third resolution)

-  Authorisation  to be granted to the Board of  Directors to increase the share capital by the  issuance of shares with waiver of  preferential  subscription rights,  for the benefit of BNP PARIBAS,  Crédit Agricole  Indosuez,  CLIFAP,
   EZEPART, Crédit Industriel et Commercial,  CDC Ixis Capital Markets,  Natexis
   Bleichroeder S.A. and FINANPAR 17, subject to the adoption by this Meeting of the second, third, fifth, sixth and seventh resolutions.  (fourth resolution)

-  Authorisation  to be  granted  to the  Board  of  Directors  to  issue  bonds mandatorily  reimbursable  with new shares of the Company  ("ORA"),  with the maintenance of preferential subscription rights of the shareholders,  subject to the  adoption by this  Meeting of the  second,  third,  fourth,  sixth and seventh resolutions. (fifth resolution)

-  Authorisation  to be granted to the Board of Directors to issue  subordinated
   bonds   reimbursable  with  shares  ("TSDD  RA"),  with  the  waiver  of  the preferential  subscription  rights of the shareholders for the benefit of the
   French  Republic,  subject to the  adoption  by this  Meeting of the  second, third, fourth, fifth and seventh resolutions. (sixth resolution)

-  Cancellation of the general  delegation  granted to the Board of Directors by the shareholders at the meeting of 2 July 2003 in its thirteenth  resolution, subject to the adoption by this Meeting of the second,  third,  fourth, fifth and sixth resolutions.  (seventh resolution)

-  Authorisation  to be granted to the Board of  Directors to increase the share capital by the issuance of shares  reserved for members of a Company  savings plan.  (eighth  resolution)

-  Power to implement the decisions of the Shareholders' Meeting and to complete the formalities. (ninth resolution).

                                     *     *

                                        *

The text of resolutions  submitted to the  Shareholders'  meeting are set-out in the  preliminary  notice of meeting which has been published in the French legal newspaper BALO (Bulletin des Annonces Légales Obligatoires), on 3 October
2003 , n° 119, page 20539.

Every  shareholder,  irrespective of the number of shares held, has the right to attend the shareholders'  meeting.  A shareholder can only be represented at the meeting either by his/her spouse or another shareholder.

In order to  attend  the  shareholders'  meeting,  to vote by mail or by  proxy, holders of registered  shares must be  registered  in the Company's  register at least  one day  prior  to the date of the  meeting.  Such  shareholders  are not required to fulfil any  formalities  and will be  admitted  to the meeting  upon proof of their identity.

Holders of bearer shares must obtain,  at least one day prior to the meeting,  a bearer share blocking  certificate  from the authorised  financial  intermediary with whom his/her  shares are  deposited,  indicating  that  his/her  shares are blocked until  completion of the meeting in accordance  with  applicable law and regulations.

In addition,  such holders of bearer  shares may request a voting form from this financial intermediary in order to vote by mail or by proxy.

The bearer share blocking  certificate and the voting form should be sent to BNP
Paribas Securities Services - GIS Emetteurs,  les Collines de l'Arche,  92057 La
Défense Cedex.

Votes by mail will only be valid if the  correctly  completed  voting  forms are received  by the  above-mentioned  bank or by the  Company,  at least three days prior to the date of the meeting.

In this  Annual  General  Meeting,  shareholders  voting by means of  electronic telecommunication has not been implemented and no specific site (as provided for in article 119 of the French Decree n° 67-236) will be created for this purpose.

As  provided  by law,  all  documents  that must be  communicated  to the Annual
General Meeting are available at the company's head office.

The Board of Directors.

Summary

              1 Agenda of the Shareholders' Meeting     p. 3

              2 How to participate in the Meeting       p. 4

              3 Presentation of the resolutions         p. 6

              4 Text of the resolutions                 p. 16

              5 Summary of activity                     p. 23

              6 Five-year summary (Statutory accounts)  p. 26

              7 Request for documents and information   p. 27

 The shareholders of ALSTOM are invited by the Board of Directors to participate in the Ordinary and Extraordinary Shareholders' Meeting which will be held on:

                     Tuesday 18 November 2003 at 2.00 p.m.*
                 at Espace Grande Arche - 1 Parvis de la Défense
                        92050 PARIS - La Défense (France)

The agenda, the proposed  resolutions of this Meeting,  as well as the terms and conditions for participation at the meeting are contained in this Notice.

* In accordance  with the law, the General  Meeting is convened on first notice, on Friday 7 November  2003, at 9.00 a.m., at the Company's  registered  office -
25, avenue Kléber, - 75116 Paris.  However,  in the likely event that the quorum requirement is not met on that date, the General  Meeting will be held on second notice,  on Tuesday 18 November  2003,  at 2.00 p.m., at Espace Grande Arche - 1
Parvis de la Défense - 92050 Paris la Défense (France).

                                     ALSTOM
                 Société anonyme with capital of €352,075,653.75
                    25, avenue Kléber - 75116 PARIS (France)
                                 www.alstom.com
                              389 058 447 RCS PARIS

--------------------------------------------------------------------------------
This document is a free translation of the official French version of the Notice of Meeting which is available upon request.
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Agenda of the Shareholders' Meeting

DELIBERATING AS AN ORDINARY                S.A. and FINANPAR 17,  subject to
SHAREHOLDERS' MEETING                      the  adoption by this  Meeting of
•  Board of Directors' report.             the second,  third,  fifth, sixth
•  Appointment  of a new Director.         and seventh resolutions.  (fourth
   (first resolution)                      resolution)
•  Authorisation  to be granted to      •  Authorisation  to be  granted  to
   the  Board  of   Directors   to         the Board of  Directors  to issue
   issue     subordinated    bonds         bonds  mandatorily   reimbursable
   ("TSDD"),    which   would   be         with new  shares  of the  Company
   subscribed    by   the   French         ("ORA"),   with   maintenance  of
   Republic,   or  by  any   other         preferential  subscription rights
   entity       controlled      or         of the  shareholders,  subject to
   guaranteed  by it,  subject  to         the  adoption by this  Meeting of
   the  adoption  by this  Meeting         the second,  third, fourth, sixth
   of the  third,  fourth,  fifth,         and seventh  resolutions.  (fifth
   sixth and seventh  resolutions.         resolution)
   (second resolution)                  •  Authorisation  to be  granted  to
                                           the Board of  Directors  to issue
DELIBERATING AS AN EXTRAORDINARY           subordinated  bonds  reimbursable
SHAREHOLDERS' MEETING                      with  shares  ("TSDD  RA"),  with
                                           the  waiver  of the  preferential
•  Board of Directors' report.             subscription    rights   of   the
•  Special Auditors' reports.              shareholders,  for the benefit of
•  Authorisation  to be granted to         the French  Republic,  subject to
   the  Board  of   Directors   to         the  adoption by this  Meeting of
   issue  and  allocate,  free  of         the second,  third, fourth, fifth
   charge,     to     shareholders         and seventh  resolutions.  (sixth
   warrants  giving  the  right to         resolution)
   purchase  shares which would be      •  Cancellation   of   the   general
   issued  pursuant  to the fourth         delegation  granted  to the Board
   resolution  below,  subject  to         of Directors by the  shareholders
   the  adoption  by this  Meeting         at the  Meeting of 2 July 2003 in
   of the second,  fourth,  fifth,         its    thirteenth     resolution,
   sixth and seventh  resolutions.         subject to the  adoption  by this
   (third resolution)                      Meeting  of  the  second,  third,
•  Authorisation  to be granted to         fourth,     fifth    and    sixth
   the  Board  of   Directors   to         resolutions. (seventh resolution)
   increase  the share  capital by      •  Authorisation  to be  granted  to
   the  issuance  of  shares  with         the   Board   of   Directors   to
   waiver     of      preferential         increase  the  share  capital  by
   subscription  rights,  for  the         the  issuance of shares  reserved
   benefit of BNP PARIBAS,  Crédit         for members of a Company  savings
   Agricole   Indosuez,    CLIFAP,         plan. (eighth resolution)
   EZEPART,  Crédit  Industriel et      •  Power to implement  the decisions
   Commercial,  CDC  Ixis  Capital         of the Shareholders'  Meeting and
   Markets,  Natexis  Bleichroeder         to  complete   the   formalities.
                                           (ninth resolution)

How to participate in the Meeting

Should you wish to vote at the Meeting either in person, by mail or by proxy, we hereby  request that you return the enclosed  voting form as soon as possible to the financial  institution  which maintains your share account in order to allow the  centralizing  bank to collect all of the forms, by no later than 4 November
2003, for first notice, and 15 November 2003, for second notice.

2  How to participate in the Meeting

CONDITIONS NECESSARY TO                   Shareholders  holding their shares
PARTICIPATE IN THE MEETING                in  bearer  form  may  obtain  the
                                          said  voting form from BNP Paribas
Each  shareholder  may  attend  the       Securities  Services  as from  the
Meeting   in   person,    authorise       date  on  which  the   Meeting  is
another  shareholder  or his spouse       convened,  by sending a request in
to  represent  him  or  her  at the       writing.This   request   must   be
meeting, or vote by mail.                 received     by    BNP     Paribas
                                          Securities        Services       -
To attend  this  Meeting in person,       GIS-Emetteurs  - Les  Collines  de
be  represented  or vote  by  mail,       l'Arche - 92057 La Défense  Cédex,
you   must    provide    proof   of       France,  at least six days  before
ownership:                                the date of this Meeting.

•  if   you   are   an   owner   of       In   order   to  be   taken   into
   registered  shares (meaning that       account,  such  voting  forms must
   your  shares are  registered  in       be   received   by   BNP   Paribas
   your  name  in  ALSTOM's   share       Securities     Services,      duly
   register   maintained   by   BNP       completed,  at  least  three  days
   Paribas  Securities   Services),       prior to the date of the Meeting.
   you  must be  registered  in the
   register  held  by  BNP  Paribas       Voting  forms  sent by  owners  of
   Securities  Services  on  behalf       bearer shares must be  accompanied
   of  ALSTOM,  at the  latest  one       by         an          Attestation
   day   before  the  date  of  the       d'immobilisation   (Bearer   Share
   Meeting and until  completion of       Blocking  Certificate) provided by
   the Meeting;                           the  financial  intermediary  with
•  if you are an  owner  of  bearer       whom your shares are deposited.
   shares,  you  must  obtain  from
   the     authorised     financial       Once a registered  shareholder has
   intermediary      (intermédiaire       voted  by  mail,  he or  she is no
   habilité)  with  whom  you  have       longer  permitted  to  attend  the
   deposited    your   shares,    a       Meeting  in  person  or to vote by
   certificate    indicating    the       proxy.
   number  of  shares  owned by you
   and  that  such  shares  are not       •  If you  wish to be  represented
   transferable        (Attestation          at the meeting
   d'immobilisation)  (Bearer Share          (vote by proxy):
   Blocking  Certificate),  at  the       You should  complete  the attached
   latest  one day  before the date       voting  form  and  send  it  (duly
   of  the  Meeting,  and  evidence       signed  and  dated  in the  box at
   the non  transfer of your shares       the bottom)  either to BNP Paribas
   until  the   completion  of  the       Securities   Services   (if   your
   meeting.                               shares are  registered  shares) in
                                          the  attached  envelope or to your
METHOD FOR PARTICIPATING                  financial   intermediary   holding
                                          your  shares  (if your  shares are
•  If you wish to attend in person:       bearer  shares)  who  will in turn
You should apply for an  attendance       forward  it  to  the  centralising
card (carte d'admission),  which is       bank.
required  to be able to attend  and
vote  at  the  Meeting.  To  obtain       This voting  form (which  includes
this  attendance  card,  you should       on   the    reverse    side    the
cross  the  box A of  the  attached       instructions    for    completion)
voting   form  (the   single   form       enables you:
attached to the  present  Notice of
Meeting)  and send it (duly  signed       •  to  give  your   proxy  to  the
and   dated   in  the  box  at  the          Chairman   of  the  Meeting  by
bottom),  as early as  possible  to          dating and  signing  the voting
receive the card in due time:                form,   in   which   case   the
                                             Chairman  will vote your shares
•  to   BNP   Paribas    Securities          in  favour  of  all  the  draft
   Services  if you are an owner of          resolutions  proposed or agreed
   registered  shares  (as  defined          by the Board of  Directors  and
   above);                                   against all others;
•  to your  financial  intermediary       •  to  be   represented   by  your
   holding your shares,  if you are          spouse or another  shareholder,
   an owner of bearer shares.                by  crossing  box B and the box
                                             corresponding  to option 3 (and
•  If you  wish to  vote  by  mail,          giving   all  the   information
   resolution by resolution:                 required).
You should also send,  as indicated
above  depending  on the  nature of       A shareholder  is not permitted to
your shares  (registered  or bearer       return  a voting  form  requesting
form),  the  attached  voting  form       to vote both by mail and by proxy.
duly signed,  after having  crossed
box B  and  completed  the  section       Whatever your choice, please date
corresponding to option 1.                and sign the voting form.

Presentation of the resolutions
submitted to the Shareholders' Meeting

We  submit  for your  approval  the       initially   contemplated  and  has
resolutions   on  the  agenda  that       led   us   to   review    ALSTOM's
fall  within the  framework  of the       financing       agreement       in
financing  agreement announced on 6       conjunction  with the  Commission,
August  2003  with  the   Company's       the French  Republic and the banks
banks to which the French  Republic       party to this agreement.
is also a party,  as  modified  and
completed  by the  amendment  whose       The main  features  of the revised
signature   was   announced  on  22       financing  agreement  are detailed
September 2003.                           as follows:

At   the   General    Shareholders'       Strengthening
Meeting  of 2  July  2003,  it  was       of the Group's             In millions
noted     that     one    of    the       equity and quasi equity:    of euros
preconditions  to  proceeding  with       - Capital increase*            300
the   then   contemplated   capital       --------------------------------------
increase  would be the  refinancing       - Issue of bonds               900**
of  the  Group's  debt   facilities         mandatorily reimbursable
maturing   in  the  first  half  of         with shares ("ORAs")
2004.   Within  this  context,   we       --------------------------------------
announced  on 6  August  2003,  the
conclusion     of    a    financing       Long term instruments
agreement  secured  with  more than       --------------------------------------
thirty of our banks and the  French       - Issue of subordinated        300
Republic in order to  substantially         bonds mandatorily
increase the Group's  shareholders'         reimbursable  with
equity,  enable  it  to  repay  its         shares ("TSDD  RA"),
debt  facilities,  while  providing         reserved for the French
adequate   short  and  medium  term         Republic, (twenty-year
liquidity,  and also  ensure it has         maturity)***
the   contract   bonding   capacity        -------------------------------------
necessary  for its  activity.  This        - Issue of subordinated       200
agreement   includes    commitments          bonds ("TSDD"), reserved
from  the  French  Republic,  given          for the French Republic
the  potential  impact of  ALSTOM's          or an entity controlled
situation   in   the    industrial,          or guaranteed by the
social   and   financial    domains          French Republic (fifteen-
across  a  number   of   countries,          year maturity)
particularly in Europe.                    -------------------------------------

Part of this  plan was  implemented        Medium-term loans
when  a  bank  syndicate  signed  a        -------------------------------------
guarantee  facility of €3.5 billion        Subordinated loan             300
at the end of  August  2003,  which        from the French Republic
makes   available   to  the   Group        (five-year maturity)
guarantees  provided  by the  banks        -------------------------------------
that are  counterguaranteed in part        Subordinated loans          1,200**
by the French  Republic (at a level        granted by a bank
of 65%).  These bank guarantees are        syndicate (five-year
essential  in order to  obtain  and        maturity)
perform new commercial agreements.         -------------------------------------
                                                                       3,200
In  a  press   release   dated   17        =====================================
September    2003,   the   European        *  reserved  for certain  banks and
Commission    (the    "Commission")           combined   with  the  issue  and
announced     its    decision    in           allocation,  free of charge,  to
principle  to adopt  and  implement           shareholders   of   warrants  to
its  injunction to suspend no later           purchase the shares thus  issued
than  22  September  2003,   unless        ** the  amount  of the ORAs may  be
French     authorities     publicly           increased to €1  billion and the
undertook    not    to    implement           amount of the subordinated loans
measures  that  will  automatically           limited to €1,100 million
implicate   in   an    irreversible        ***immediately   reimbursable  with
manner   the   French    Republic's           shares   in  the  event  of  the
participation    in    the   ALSTOM           European Commission's approval
Group's   capital,   without  prior
approval   from   the    Commission       The implementation of  this financ-
according   to   European    regul-       ing  package  will,  in particular,
ations   concerning    State   aid.       enable  ALSTOM to  repay  the  €550
This  decision  made it impossible        million of outstanding bonds matur-
to  implement   the  agreement  as        ing  in   February   2004  and  the
                                          €1,250  million   revolving  credit
                                          facility maturing in April 2004.

3  Presentation of the resolutions submitted to the Shareholders' Meeting

The short  term  credit  facilities       and by  the  allocation,  free  of
made   available   to  ALSTOM   are       charge,   to  all  the   Company's
increased  to  €1.5   billion,   of       shareholders  of  warrants  giving
which €1.2  billion are provided by       their   holders   the   right   to
the  French  Republic.  They  cover       purchase,   at  a  unit  price  of
its cash  flow  requirements  until       €1.25  per  share,  the  Company's
the full  implementation of the new       shares     subscribed    by    the
financing plan.                           financial   institutions   in  the
                                          framework  of  the  aforementioned
Following the  reimbursement of the       capital increase,  these financial
ORAs   with    shares    with   the       institutions  undertaking that the
maintenance     of     preferential       shares  thus   subscribed  may  be
subscription    rights    and   the       purchased   at  a  unit  price  of
reimbursement   of  the   TSDD  RAs       €1.25  by the  holders  exercising
reserved  for the  French  Republic       these warrants to acquire shares.
(if    such     reimbursement    is
authorised  by the  Commission)  by       Two new  resolutions  are proposed
one  share  for one ORA or one TSDD       to you in order,  on the one hand,
RA as the case  may be,  as well as       to   authorise    the   issue   of
the   completion   of  the  capital       subordinated  bonds  with a  fixed
increase,   the   French   Republic       duration of fifteen  years and, on
would hold 16.25% of the  Company's       the  other  hand,   the  issue  of
share capital.                            subordinated   bonds  reimbursable
                                          with shares  ("TSDD RA")  enabling
On 22 September  2003 your Board of       the     French     Republic     to
Directors  approved this  completed       participate   in   the   Company's
and  revised  agreement  which aims       share  capital,  in the event of a
to   satisfy   ALSTOM's   financial       favourable    decision    by   the
needs   and   complies   with   the       Commission.
Commission's requirements.
                                          Finally,       the      resolution
Bearing  in mind  the need to adapt       originally   contemplated  with  a
the     resolutions      originally       view  to  the   issue   of   bonds
proposed,   the   same   Board   of       mandatorily    reimbursable   with
Directors    meeting   decided   to       shares   ("ORA")   has  not   been
adjourn    the     Ordinary     and       amended.
Extraordinary  General  Meeting  of
Shareholders   called   on   second       The   resolutions   submitted  for
notice for 24 September  2003,  and       your  vote are  indispensable  for
to call a new  General  Meeting for       the   implementation  of  ALSTOM's
7  November  2003 on first  notice,       financing  plan,  as  amended  and
and in the event the  quorum is not       completed,     and     form     an
met at that date,  for 18  November       indivisible whole.
2003 on second notice.  The purpose
of this  Meeting  is to  deliberate       DELIBERATING AS AN ORDINARY
on  the  agenda  and  the   amended       SHAREHOLDERS' MEETING
resolutions presented hereafter.
                                          First resolution
The  capital  increase   originally       We  remind  you that  Sir  William
contemplated,   providing  for  the       Purves  resigned from his position
issue of  shares  with  maintenance       as  Director  of the Company on 28
of    preferential     subscription       July 2003.  It is  proposed to you
rights  of the  shareholders  for a       in   the   first   resolution   to
total   nominal   amount   of  €300       complete  the number of members of
million,  has been  revised  from a       your   Board   of   Directors   by
technical  point  of view in  order       appointing  a  new  Director,  Mr.
to  both   reserve  the  right  for       James   William   Leng,    for   a
shareholders  to acquire  shares in       duration  of  four   years,   i.e.
a preferential  manner for a longer       until  the  end  of  the  Ordinary
period  than that  which they would       General  Meeting  of  Shareholders
have  had in the  capital  increase       called  to  approve  the  accounts
with   preferential    subscription       for  the  fiscal  year  ending  31
rights originally  contemplated and       March 2007.
enable the Company's  shareholders'
equity to be  increased  as soon as       Second resolution
possible.                                 It  is  proposed  to  you  in  the
                                          second  resolution  to delegate to
This capital  increase would now be       your  Board  of  Directors,  for a
carried  out by a capital  increase       period  of one year  from the date
of a total  nominal  amount of €300       of  this  General   Meeting,   the
million   subscribed   by   certain       necessary  powers to proceed  with
financial    institutions    at   a       the issues of  subordinated  bonds
price    of    €1.25   per   share,       ("TSDD"),  within   the  limit  of
                                          an   aggregate    nominal   amount

3  Presentation of the resolutions submitted to the Shareholders' Meeting

of €200  million.  These  issues of       by the  holders  of  warrants  who
TSDDs  would be  reserved  in their       exercise the said warrants.
entirety  for the  French  Republic
or for any other entity  controlled       The third and  fourth  resolutions
or guaranteed by it.                      are  therefore   indivisible   and
                                          form  part  of  the  same  capital
The  completion  of the issuance of       increase  operation  for  a  total
TSDDs,   as  well   as  the   terms       nominal  amount of €300  million.
according     to     which     your       As   previously   indicated,   the
authorisation  is  requested,  make       capital  increase with maintenance
up  an   integral   part   of   the       of the shareholders'  preferential
financing plan described above.           subscription   rights   originally
                                          contemplated  has been  adapted in
The  principal  characteristics  of       order   to   both    reserve   for
these bonds would be as follows:          shareholders    the    right    to
•  total  nominal   amount  of  the       purchase in a preferential  manner
   issues of TSDDs  may not  exceed       the Company's  shares for a longer
   €200 million,                          period  than that which would have
•  the    TSDD     would,     where       been  available to them during the
   appropriate,   be   paid  up  by       capital        increase       with
   setoff against certain,  payable       preferential  subscription  rights
   and due debts of the Company,          and    allow     the     Company's
•  the TSDDs  would  bear  interest       shareholders'    equity    to   be
   at a EURIBOR  rate  increased by       increased as soon as possible.
   a  margin  of 5% per  annum,  of
   which   1.5%   is    capitalised       The  method  for   exercising  the
   annually and payable in fine,          warrants     and    the     Banks'
•  the TSDDs would  mature  fifteen       undertaking   referred   to  above
   years after their issuance,  the       enabling  holders of  warrants  to
   Board of  Directors  being  able       purchase  shares at the unit price
   to  provide  for  cases of early       of €1.25 will be  formalised  by
   amortisation.                          various  contracts  to  which  the
                                          Company will be a party.
Finally,  we also  ask you to grant
to  the  Board  of  Directors   all       These   warrants  would  have  the
powers,    with   the    right   to       following                principal
subdelegate  in the  conditions set       characteristics:
out by the law,  and in the  limits
set out above,  to  implement  this       •  they  would  give the  right to
authorisation.                               purchase the  Company's  shares
                                             at  the   price of €1.25  per
This  authorisation  is  subject to          share,    i.e.   at   a   price
the  adoption  by this  Meeting  of          identical  to the  subscription
the  third,  fourth,  fifth,  sixth          price  of  the  shares  by  the
and  seventh  resolutions,  as  the          Banks  pursuant  to the  fourth
financing agreement  constitutes an          resolution,
indissociable whole.                      •  the    allocation,    free   of
                                             charge,  of these  warrants  to
DELIBERATING  AS  AN  EXTRAORDINARY          purchase    shares   would   be
SHAREHOLDERS' MEETING                        carried  out in  favour  of the
                                             Company's    shareholders    in
Third resolution                             proportion  to  the  number  of
It is next  proposed  to you in the          shares they hold,
third  resolution  to  delegate  to       •  the  maximum  number  of shares
your  Board  of  Directors,  for  a          which  may  be  purchased  upon
period  of one  year  from the date          the  exercise  of the  warrants
of  this   General   Meeting,   the          would be 240 million shares,
necessary  powers to  proceed  with       •  the  exercise   period  of  the
the  issuance  and   allocation  of          warrants  cannot  exceed  sixty
warrants,   free  of   charge,   to          days.
shareholders  giving  the  right to
purchase,  at the  price  of  €1.25       The number of  warrants  necessary
per share,  shares  which  would be       for the  purchase  of one share of
issued   pursuant   to  the  fourth       the  Company  would be  determined
resolution   described   below  and       by your Board of Directors.
subscribed    by   the    financial
institutions   identified  in  that       As  from  their  issuance,   these
resolution  (collectively  referred       warrants  to  purchase  shares  of
to as the "Banks"),  the said Banks       the Company  would be admitted for
having  undertaken  that the shares       trading on the  Premier  Marché of
thus  subscribed  may be  purchased       Euronext    Paris   and   tradable
at the  price of  €1.25  per share,       throughout the exercise period.

3  Presentation of the resolutions submitted to the Shareholders' Meeting

If you approve this resolution,  as       The  impact  of this  issuance  on
indicated  above, the free issuance       the  shareholders'  situation  and
of  these   warrants   to  purchase       the  market   value  is  presented
shares   would   be   carried   out       hereafter.
exclusively  for the benefit of the
shareholders  of the Company,  each       You are  requested  to  waive  the
of the Banks having  declared  that       preferential  subscription  rights
it  would   waive   the   right  to       for all of the  shares  that would
receive  the  warrants to which the       be   issued   pursuant   to   this
said shares would give the right.         authorisation  for the  benefit of
                                          the legal  entities  listed  below
Finally,  we also  ask you to grant       (collectively  referred to as "the
to  the  Board  of  Directors   all       Banks")  that  will  each have the
powers,    with   the    right   to       right to  subscribe to the maximum
subdelegate,  within the conditions       number of shares  representing the
provided  by the law and within the       maximum  nominal amount of capital
limits     provided    above,    to       increase indicated below:
implement     the     authorisation
described above.                          Banks      Maximum nominal amount
                                                                     (in €)
This  authorisation  is  subject to       BNP PARIBAS            74,400,000
the  adoption  by this  Meeting  of       Crédit Agricole
the second,  fourth,  fifth,  sixth         Indosuez             37,269,000
and  seventh   resolutions  as  the       CLIFAP                 23,331,000
financing agreement  constitutes an       EZEPART                51,000,000
indissociable whole.                      Crédit Industriel
                                            et Commercial        51,000,000
Fourth resolution                         CDC Ixis
The purpose of this  resolution  is         Capital Markets      27,000,000
to   authorise    your   Board   of       Natexis
Directors   to  proceed   with  the         Bleichroeder S.A.    24,000,000
issue  of   shares   which  may  be       FINANPAR 17            12,000,000
purchased   by   the   holders   of       Total                 300,000,000
warrants  issued  pursuant  to  the
third  resolution  described  above       As   previously   indicated,   the
who exercise the said warrants.           Banks   have    undertaken    with
                                          respect  to the  Company  that the
Consequently,  it  is  proposed  to       shares  that they would  subscribe
you in  the  fourth  resolution  to       in the  framework  of this capital
delegate    to   your    Board   of       increase  may be  purchased at the
Directors,  for  a  period  of  one       price  of €1.25  per  share by the
year from the date of this  General       holders of warrants  that would be
Meeting,  the  necessary  powers to       issued   pursuant   to  the  third
proceed   with  the   issuance   of       resolution  described  above,  who
shares  of  the  Company,   with  a       exercise    their    warrants   to
waiver    of   the    shareholders'       purchase shares.
preferential  subscription  rights,
up to an aggregate  maximum nominal       Moreover,  each Bank has  declared
amount  of  €300  million,  i.e.  a       that it would waive:
maximum of 240 million  shares with
a  nominal  value  of  €1.25  each,  •  the    warrants   to   purchase
representing  approximately  85% of          shares  which  would be  issued
your Company's  share capital as of          pursuant     to    the    third
22   September   2003    (excluding          resolution   described   above,
adjustments  necessary  to maintain          and
the    rights   of    holders    of       •  the  preferential  subscription
securities  giving future access to          rights to the ORAs  referred to
a portion of the share capital).             in the fifth resolution below,

The  subscription   price  of €1.25       to which it would be  entitled  in
per share,  i.e. the nominal  value       respect  of  the  shares  that  it
of the share,  is  justified by the       would  subscribe  pursuant to this
specificity    of   the   Company's       fourth  resolution  in  the  event
situation    and   the    technical       the capital  increase  takes place
methods   contemplated   for   this       before  the issue of the  warrants
capital  increase as well as by the       and the ORAs.
undertakings  agreed  upon  by  the
French  Republic  in the  framework       We  inform  you that  those  Banks
of the financing plan.                    that    would     otherwise     be
                                          shareholders  of  the Company will

3  Presentation of the resolutions submitted to the Shareholders' Meeting

not be  able  to  take  part in the       resolutions   respectively   (i.e.
vote on this resolution.                  €1.25),   increased   by    a
                                          premium calculated on the basis of
You are  also  requested  to  grant       the 2% dividend.
the Board of Directors  all powers,
with  the   right  to   subdelegate       In the  event  that  the  Board of
within the  conditions  provided by       Directors   makes   use  of   this
law,    and   within   the   limits       authorisation,  it will  have  the
provided  above,  to implement this       power to grant  the  shareholders,
authorisation.                            in accordance  with the conditions
                                          set  out  by  law,  the  right  to
This  authorisation  is  subject to       subscribe on a reducible  basis to
the  adoption  by this  Meeting  of       a  greater  number  of  ORAs  than
the  second,  third,  fifth,  sixth       they   may    subscribe    on   an
and  seventh   resolutions  as  the       irreducible basis.
financing agreement  constitutes an
indissociable whole.                      If     subscriptions     on     an
                                          irreducible   basis  and,  as  the
Fifth resolution                          case  may  be,   on  a   reducible
It is  proposed to you in the fifth       basis,  do  not  account  for  the
resolution   to  delegate  to  your       whole   issuance,   the  Board  of
Board  of  Directors,  for a period       Directors may, in accordance  with
of one  year  from the date of this       the  provisions  of the law and in
General   Meeting,   the  necessary       the manner  that it shall  decide,
powers   to    issue,    with   the       exercise  either  one or  more  of
maintenance     of     preferential       the following options:
subscription        rights       of
shareholders,   bonds   mandatorily       •  freely  allot  all or  part  of
reimbursable  with  new  shares  of          the  ORAs  which  have not been
the   Company   ("ORA")  up  to  an          subscribed by the  shareholders
aggregate   nominal  amount  of €#1          to the persons of its choice,
billion.                                  •  offer  to  the  public,  on the
                                             French     or     international
The  principal  characteristics  of          markets,  all  or  part  of the
these bonds would be as follows:             ORAs   which   have   not  been
                                             subscribed        by        the
•  the    ORAs     would,     where          shareholders.
   appropriate,   be   paid  up  by
   setoff against certain,  payable       As  previously   indicated,   each
   and due debts of the Company,          Bank  has  declared  that it would
•  the  unit  issue  price  of  the       waive       the       preferential
   ORAs would be €1.40,                   subscription    rights   to   ORAs
•  the ORAs would bear  interest at       attached  to the  shares  which it
   a  rate  of  2%  per  annum  and       would  subscribe  pursuant  to the
   would  become due on 31 December       fourth resolution.
   of  the  fifth  year   following
   their issuance,                        You   are   also    requested   to
•  the ORAs  would  be  mandatorily       acknowledge        that       this
   reimbursable  with new shares of       authorisation        automatically
   the  Company,  each bond  giving       entails  for  the  benefit  of the
   the right upon  reimbursement to       holders  of the ORAs,  the  waiver
   one  share in the  Company  with       by     shareholders    of    their
   the   same   rights   as   those       preferential  rights to  subscribe
   attached  to  existing   shares,       to the shares  that will be issued
   except  for the  date  at  which       in reimbursement of the ORAs.
   they give rise to a dividend,
•  the aggregate  nominal amount of       The  impact  of this  issuance  on
   the   share   capital   increase       the  shareholders'  situation  and
   resulting  from  the  redemption       on the  current  market  value  is
   of the ORAs thus  issued may not       presented hereafter.
   exceed €893 million  which may
   be increased,  if necessary,  by       Finally,  you are  also  requested
   the  nominal  value of shares to       to grant full  powers to the Board
   be   issued   in   addition   to       of  Directors,  with the  right to
   maintain   the   rights  of  the       subdelegate,  in  accordance  with
   bondholders.                           the  provisions  of  the  law  and
                                          within  the  limits  provided  for
The  issue  price  of the  ORAs  is       above,     to    implement    this
based  on the  issue  price  of the       authorisation.
shares and that of the  exercise of
the  warrants to  purchase  shares,       These  issues can only be effected
subject  of  the  fourth  and third       subject    to    an    irrevocable
                                          guarantee     agreed    upon    by
                                          financial institutions.

3  Presentation of the resolutions submitted to the Shareholders' Meeting

This  authorisation  is  subject to          subdelegate  in the  conditions
the  adoption  by this  Meeting  of          provided by law,
the second,  third,  fourth,  sixth       •  the   TSDD    RAs    would   be
and  seventh  resolutions,  as  the          reimbursed    in    cash,    at
financing agreement  constitutes an          maturity   or  at  an   earlier
indissociable whole.                         date, in the  circumstances and
                                             according  to the methods to be
Sixth resolution                             determined  by  your  Board  of
It is  proposed to you in the sixth          Directors,  with  the  right to
resolution   to  delegate  to  your          subdelegate  in the  conditions
Board  of  Directors,  for a period          provided by law,
of one year,  from the date of this       •  the  TSDD  RAs  would   have  a
General   Meeting,   the  necessary          duration  of  twenty  years  as
powers to issue  subordinated bonds          from their subscription date,
reimbursable  with  shares  of  the       •  the   TSDD   RAs   would   bear
Company  ("TSDD  RA"),  within  the          interest  at a  rate  of 2% per
limit  of  an   aggregate   nominal          annum  until  the  date  of the
amount of  €300   million.  You are          decision   of   the    European
asked  to waive  the  shareholders'          Commission  referred to above ;
preferential   subscription  rights          however,  in  the  event  of  a
for  all  of  the  TSDD  RAs  to be          decision   by   the    European
issued  in  favour  of  the  French          Commission     refusing     the
Republic.                                    reimbursement  with shares, the
                                             applicable  rate  will  become,
In accordance  with the  provisions          without  retroactive  effect, a
of    the    financing    agreement          Euribor  rate  increased  by  a
referred  to above,  your  Board of          margin  of  5%  per  annum,  of
Directors  proposes to set the unit          which 1.5% will be  capitalised
issue  price  of the TSDD RAs to be          annually and payable in fine;
issued  at  €1.25,   i.e.  a  price       •  the   nominal   amount  of  the
equal to the price of the  exercise          capital   increase   which  may
of the warrants to purchase  shares          result  from the  reimbursement
and  to  the  issue  price  of  the          of the  TSDD  RAs  thus  issued
shares,  subject  of the  third and          with   shares  may  not  exceed
fourth  resolutions.  We remind you          €300  million,   to  which  may
that  the  subscription   price  is          possibly  be added the  nominal
justified  by  the  specificity  of          amount  of  the  shares  to  be
the  Company's  situation and takes          issued in  addition to maintain
into   account   the   undertakings          the  rights of the  holders  of
agreed upon by the French  Republic          TSDD RAs.
in the  framework of the  financing
plan.                                     You are also  asked  to take  note
                                          that      this       authorisation
The  principal  characteristics  of       automatically   entails   for  the
these bonds would be as follows:          benefit  of the  holders  of  TSDD
                                          RAs,  waiver  by the  shareholders
•  the   TSDD   RAs   may,    where       of  their  preferential  right  to
   appropriate,  be  paid up by set       subscribe  shares  which  would be
   off  against  certain,   payable       issued  as  reimbursement  of  the
   and due debts of the Company,          TSDD RAs.
•  the    TSDD    RAs    would   be
   automatically  reimbursable with       The  impact  of this  issuance  on
   shares  of  the  Company,   each       the  shareholder's  situation  and
   TSDD  RA  giving  the  right  by       on the  current  market  value  is
   reimbursement  to one  share  of       presented hereafter.
   the  Company  granting  the same
   rights   as   existing   shares,       Finally,   you  are  requested  to
   except  for the  date  at  which       grant to the  Board  of  Directors
   they  give  rise to a  dividend,       all  powers,  with  the  right  to
   provided  the  French   Republic       subdelegate  in  accordance   with
   obtains  a  decision   from  the       the  provisions  of  the  law  and
   European  Commission   declaring       within the limits  provided above,
   that  the  subscription  by  the       to implement this authorisation.
   French   Republic  of  TSDD  RAs
   issued by the  Company and their       This  authorisation  is subject to
   reimbursement      in     shares       the  adoption  by this  Meeting of
   constitute    aid    which    is       the second,  third,  fourth, fifth
   compatible   with   the   common       and  seventh  resolutions,  as the
   market  or does  not  constitute       financial  agreement   constitutes
   State aid, the detailed  methods       an indissociable whole.
   of  this   reimbursement   being
   determined   by  your  Board  of       Seventh resolution
   Directors,  with  the  right  to       It is next  proposed to you in the
                                          seventh  resolution  to cancel the

3  Presentation of the resolutions submitted to the Shareholders' Meeting

general  delegation  granted by the       waiver by the shareholder of their1
Ordinary and Extraordinary  General       preferential  subscription  rights
Meeting of  Shareholders  on 2 July       in favour of the beneficiaries.
2003 in its thirteenth  resolution,
subject  to the  adoption  by  this       In    accordance    with   current
Meeting  of  each  of  the  second,       regulations,    the   subscription
third,   fourth,  fifth  and  sixth       price of the issued  shares  shall
resolutions.    This   cancellation       not  be  lower  than  20%  of  the
would    allow   the   Company   to       average   of  the  first   Company
implement such resolutions.               share  prices  during  the  twenty
                                          trading   days    preceding    the
In  the  event   that  any  of  the       decision  determining  the date of
second,  third,  fourth,  fifth and       the beginning of the  subscription
sixth    resolutions    which   are       period,   or   higher   than  such
submitted  for  your  vote  are not       average         price.         The
approved,  these  resolutions would       characteristics   of   the   other
become  void  and  the   thirteenth       securities  giving  access  to the
resolution    approved    at    the       Company's  share  capital  will be
Ordinary and Extraordinary  General       determined   by   the   Board   of
Meeting of  Shareholders  on 2 July       Directors  in the  conditions  set
2003  would   remain   valid.   The       out by  regulations.  You are also
general  delegation  granted by the       asked to  authorise  the  Board of
Ordinary and Extraordinary  General       Directors   to  proceed  with  the
Meeting of  Shareholders  on 2 July       allocation,  free  of  charge,  of
2003 in its  thirteenth  resolution       shares or other securities  giving
has not been used.                        access  to  the  Company's   share
                                          capital,  within the limits of the
Eighth resolution                         provisions  of Article  L.443-5 of
In     accordance     with    legal       the French Code du Travail.
provisions    and    the    various
financial  delegations  related  to       Finally,   you  are  requested  to
the capital increase  submitted for       grant full  powers to the Board of
your  vote  at  the   Meeting,   we       Directors,   with  the   right  to
submit  for  your  approval  in the       subdelegate  in  accordance   with
eighth  resolution the  replacement       the  provisions  of  the  law,  to
of  the  authorisation  related  to       implement  this  authorisation  in
capital   increases   reserved  for       the    limits    and   under   the
employees  of the Group  granted to       conditions set out above.
your  Board  of  Directors  by  the
Ordinary and Extraordinary  General       If   you    approve   the   eighth
Meeting of  Shareholders  of 2 July       resolution,    the   authorisation
2003 in its fourteenth  resolution,       granted   by  the   Ordinary   and
although  this   authorisation  has       Extraordinary        Shareholders'
not been used and remains valid.          Meeting  of 2  July  2003  in  its
                                          fourteenth   resolution   will  no
As a  result,  we  request  in  the       longer be valid.
eighth  resolution  that you cancel
the   previous   authorisation   as       Ninth resolution
granted   by   the   Ordinary   and       Finally,  the purpose of the ninth
Extraordinary         Shareholders'       resolution,  the last  resolution,
Meeting  of 2 July  2003 and  renew       is to allow for the  completion of
it  by  authorising  the  Board  of       legal  formalities   consequential
Directors,    for   a   period   of       to the meeting.
twenty-six  months, to proceed with
capital   increases   through   the       In the  event  that  the  Board of
issue    of    shares    or   other       Directors  would  decide  to  make
securities  giving  access  to  the       use    of    these     delegations
share  capital,  up to an aggregate       submitted  for  your  vote at this
nominal  amount  of €35.2  million,       meeting,       the      definitive
or  approximately  10% of the share       conditions  of these  transactions
capital  as of 22  September  2003.       and  their  consequences  will  be
These  issues  will be  reserved to       disclosed,   in  accordance   with
members of a Company  savings  plan       provisions  of  Article  155-2  et
or  affiliated  French  or  foreign       seq.  of the  Decree  of 23  March
companies  of the Group or economic       1967, in the supplemental  reports
interest  groups  which are related       from the  Board of  Directors  and
within  the   meaning  of  Articles       the Auditors.
L.233-16   and   L.225-180  of  the
French  Code de  Commerce,  who can       IMPACT OF THE PROPOSED ISSUES
subscribe  to them,  in  accordance
with current regulations,  directly       We have  noted  for you  hereafter
or   indirectly    through   mutual       the   effects   of   the   capital
funds.   Your   approval   of  this       increase  presented  below  (third
resolution  will entail the express       and fourth resolutions), issues of

3  Presentation of the resolutions submitted to the Shareholders' Meeting

shares  as   reimbursement  of  the       and  further  using the  following
ORAs  (fifth  resolution),  and the          assumptions:
issues of  shares as  reimbursement       •  a  capital   increase of €300
of  TSDD  RAs  (sixth  resolution).          million,
These   issues  are   referred   to       •  a maximum  capital  increase of
hereafter   collectively   as   the          €893  million   resulting  from
"Issues".    These   elements   are          the  reimbursement  with shares
provided  for   information   only.          of all the ORAs, and
They will  appear in final  form in       •  a maximum  capital  increase of
the  supplemental   report  of  the          €300  million   resulting  from
Board of  Directors  when the Board          the  reimbursement  with shares
uses this delegation.                        of all the TSDD RAs,

Using     the     assumption     of       the  impact  of the  Issues on the
281,660,523   existing  shares  (or       situation    of   a    shareholder
"undiluted  basis") and 292,271,520       holding 1% of the Company's  share
shares   taking   account   of  the       capital  at the  date  hereof,  as
potential   capital  (or   "diluted       well  as on  his  portion  of  the
basis")  corresponding to the stock       ALSTOM    Group's     consolidated
options  remaining  to be exercised       shareholders'       equity      is
as    of   22    September     2003       summarised    in   the   following
(i.e. 10,610,997  stock   options),       tables:

1. Impact of the  Issues  on the  shareholding  in the  Company's  capital  of a shareholder holding 1% of the capital as of today

a) on an undiluted basis

                   Shareholder   Shareholder    Shareholder   Shareholder
                    does not    exercises all    does not      exercises
                    exercise        of his       exercise     all of his
   Assumptions     any of his    warrants to    any of his    warrants to
                    warrants       purchase      warrants      purchase
                   to purchase    shares but    to purchase   shares and
                     shares        does not       shares      subscribes
                  and does not  subscribe any       but           all
                  subscribe any      ORAs       subscribes    the ORAs to
                      ORAs                        to all         which
                                                the ORAs to      he is
                                                   which       entitled
                                                   he is
                                                 entitled

                    % holding     % holding      % holding     % holding
                   of capital     of capital     of capital    of capital
---------------------------------------------------------------------------
After capital         0.54           1.00          0.54          1.00
increase (3rd
and 4th
resolutions)
---------------------------------------------------------------------------
In the case of        0.23           0.42          0.81          1.00
reimbursement of
ORAs in shares
(5th resolution)
before the
reimbursement of
TSDD RAs in
shares (6th
resolution)
---------------------------------------------------------------------------
In the case of        0.37           0.68          0.37          0.68
reimbursement of
TSDD RAs in
shares (6th
resolution)
before the
reimbursement of
ORAs in shares
(5th resolution)
---------------------------------------------------------------------------
After issue of        0.19           0.35          0.67          0.84
shares as
reimbursement of
TSDD Ras and
ORAs
---------------------------------------------------------------------------

3  Presentation of the resolutions submitted to the Shareholders' Meeting

b) on a diluted basis

                   Shareholder   Shareholder    Shareholder   Shareholder
                    does not    exercises all    does not      exercises
                    exercise        of his       exercise     all of his
   Assumptions     any of his    warrants to    any of his    warrants to
                    warrants       purchase      warrants      purchase
                   to purchase    shares but    to purchase   shares and
                     shares        does not       shares      subscribes
                  and does not  subscribe any       but           all
                  subscribe any      ORAs       subscribes    the ORAs to
                      ORAs                        to all         which
                                  % holding     the ORAs to      he is
                                                   which       entitled
                                                   he is
                                                 entitled

                    % holding     % holding      % holding     % holding
                   of capital     of capital     of capital    of capital
---------------------------------------------------------------------------
After capital         0.53           0.98          0.53          0.98
increase (3rd
and 4th
resolutions)
---------------------------------------------------------------------------
In the case of        0.23           0.42          0.80          0.99
reimbursement of
ORAs in shares
(5th resolution)
before the
reimbursement of
TSDD RAs in
shares (6th
resolution)
---------------------------------------------------------------------------
In the case of        0.36           0.68          0.36          0.68
reimbursement of
TSDD RAs in
shares (6th
resolution)
before the
reimbursement of
ORAs in shares
(5th resolution)
---------------------------------------------------------------------------
After issue of        0.19           0.35          0.67          0.83
shares as
reimbursement of
TSDD RAs and
ORAs
---------------------------------------------------------------------------

2. Impact on the portion of the consolidated shareholders' equity for the holder of one share

On the  basis of the  consolidated  shareholders'  equity  as at 31  March  2003 of €758 million,  a  shareholder  holding  one share holds a portion of the consolidated  shareholders' equity of the ALSTOM Group of €2.69 at present.
The impact of the Issues on this portion is as follows:

a) on an undiluted basis

Assumptions                                               Portion of the
                                                          shareholders'
                                                              equity
                                                              (in €)
--------------------------------------------------------------------------
After capital increase (3rd and 4th resolutions)               2.03
--------------------------------------------------------------------------
In the case of reimbursement of ORAs in shares (5th            1.67
resolution) before the reimbursement of TSDD RAs in
shares (6th resolution)
--------------------------------------------------------------------------
In the case of reimbursement of TSDD RAs in shares (6th        1.78
resolution) before the reimbursement of ORAs in shares
(5th resolution)
--------------------------------------------------------------------------
After issue of shares as reimbursement of TSDD RAs and         1.60
ORAs
--------------------------------------------------------------------------

b) on a diluted basis

Assumptions                                               Portion of the
                                                          shareholders'
                                                              equity
                                                              (in €)
--------------------------------------------------------------------------
After capital increase (3rd and 4th resolutions)               2.42
--------------------------------------------------------------------------
In the case of reimbursement of ORAs in shares (5th            1.84
resolution) before the reimbursement of TSDD RAs in
shares (6th resolution)
--------------------------------------------------------------------------
In the case of reimbursement of TSDD RAs in shares (6th        2.06
resolution) before the reimbursement of ORAs in shares
(5th resolution)
--------------------------------------------------------------------------
After issue of shares as reimbursement of TSDD RAs and         1.74
ORAs
--------------------------------------------------------------------------

3  Presentation of the resolutions submitted to the Shareholders' Meeting

3. Theoretical  impact of the Issues on the current  market  value of the ALSTOM share

ALSTOM  considers  that  the  various  transactions  provided  in the  financing agreement  presented  in the  introduction  to this report and the  transactions which are submitted for your  approval,  including the Issues,  are an important step in its financial  restructuring.  These  transactions may have an impact on the market value of the ALSTOM share,  in particular  due to the dilution of the existing  shares which would result.  Given the  complexity of the  contemplated transactions  and current  context,  it is  particularly  difficult to precisely assess this impact.

Text of resolutions submitted to
the Shareholders' Meeting

RESOLUTIONS FALLING WITHIN THE               • the TSDDs will bear  interest
POWERS OF AN ORDINARY                          at a EURIBOR  rate  increased
SHAREHOLDERS' MEETING                          by a  5%  annual  margin,  of
                                               which    1.5%     capitalised
First resolution                               annually   and   payable   in
(Appointment of a new director)                fine,
The shareholders,  voting under the          • the   TSDDs    will    mature
conditions  of quorum and  majority            fifteen   years  after  their
required   for   Ordinary   General            issuance,    the   Board   of
Meetings,    appoint   Mr.    James            Directors,  having  the power
William  Leng  as  director  for  a            to    provide    for    early
duration of four  years,  until the            amortisation;
end   of   the   Ordinary   General
Meeting  convened  to  approve  the       2. decide  that this  issuance  of
accounts   for  the   fiscal   year          TSDDs will be reserved  for the
ending 31 March 2007.                        French  Republic  or any  other
                                             entity       controlled      or
Second resolution                            guaranteed by it;
(Authorisation  to  be  granted  to
the  Board  of  Directors  to issue       3. decide   that   the   Board  of
subordinated bonds ("TSDD"),  which          Directors    will    have   all
would be  subscribed  by the French          powers,   with  the   right  to
Republic,  or by any  other  entity          subdelegate in accordance  with
controlled  or  guaranteed  by  it,          the  provisions  of the law and
subject  to the  adoption  by  this          within the limits  provided for
Meeting  of  the   third,   fourth,          above,    to   implement   this
fifth,     sixth    and     seventh          authorisation,      and      in
resolutions)                                 particular to:

The shareholders,  voting under the          • set the  number  of  TSDDs to
conditions  of quorum and  majority            be  issued,   their   nominal
required   for   Ordinary   General            value and their issue  price,
Meetings,   having   reviewed   the            the     dates    and    other
report of the  Board of  Directors,            characteristics           and
acting  in   accordance   with  the            conditions of the  issuances,
provisions  of the  French  Code de            and  method of payment of the
Commerce   and,   in    particular,            TSDDs,
Articles  L.  228-39  et  seq.  and          • set the  terms  in  order  to
Article  L.  213-5  of  the  French            carry  out the  reimbursement
Code  Monétaire et  Financier,  and            of the TSDDs,  at maturity or
subject  to  the  adoption  of  the            where   appropriate   at   an
third,  fourth,  fifth,  sixth  and            earlier date,  the conditions
seventh resolutions hereby:                    of  their  amortisation  and,
                                               where    appropriate,     the
1. authorise     the    Board    of            repurchase     or    exchange
   Directors,  for a period  of one            terms,
   year   from  the  date  of  this          • more  generally,  to take all
   Meeting,  to proceed,  in one or            measures   and  conclude  all
   more  times  and   whenever   it            agreements  necessary for the
   thinks  appropriate,   with  the            contemplated     issuance(s),
   issuance of  subordinated  bonds            and
   (titres   subordonnés   à  durée          • proceed  with all filings and
   determinée)   ("TSDD"),   having            publications as required.
   the     following      principal
   characteristics:                       RESOLUTIONS   FALLING  WITHIN  THE
                                          POWERS    OF   AN    EXTRAORDINARY
   • the  total  nominal  amount of       SHAREHOLDERS' MEETING
     the  issuances  of TSDDs shall
     not exceed €200 million,             Third resolution
   • the    TSDDs    may,     where       (Authorisation  to be  granted  to
     appropriate,  be  paid  up  by       the  Board of  Directors  to issue
     set-off    against    certain,       and allocate,  free of charge,  to
     payable  and due  debts of the       shareholders  warrants  giving the
     Company,                             right  to  purchase  shares  which
                                          would  be   issued   pursuant   to

4  Text of resolutions submitted to the Shareholders' Meeting

the   fourth    resolution   below,          soon as  possible  and  at  the
subject  to the  adoption  by  this          latest  thirty  days  after the
Meeting  of  the  second,   fourth,          issuance of shares  pursuant to
fifth,     sixth    and     seventh          the fourth resolution;
resolutions)                              5. decide   that   the   Board  of
                                             Directors   shall   have   full
The shareholders,  voting under the          powers,   with  the   right  to
conditions  of quorum and  majority          subdelegate in accordance  with
required for Extraordinary  General          the  provisions of the law, and
Meetings,   having   reviewed   the          within the limits  provided for
report  of the  Board of  Directors          above,    to   implement   this
and  the  special   report  of  the          authorisation,      and      in
Statutory   Auditors,   acting   in          particular, to:
accordance  with the  provisions of
the French  Code de  Commerce,  and          • set    the    issuance    and
in  particular,  Article L. 228-91,            allocation    date   of   the
and  subject  to  the  adoption  of            warrants,
second,  fourth,  fifth,  sixth and          • fix the  number  of  warrants
seventh resolutions, hereby:                   allocated  free of  charge to
                                               shareholders,  as well as the
1. authorise     the    Board    of            exercise   period   and   the
   Directors,  for a period  of one            exercise    parity   of   the
   year   from  the  date  of  this            warrants,
   Meeting,  to  proceed  with  the          • determine      the      other
   issuance  and  allocation,  free            characteristics           and
   of  charge,   of   warrants   to            conditions of the warrants,
   shareholders  giving  the  right          • more   generally,   take  all
   to   purchase   shares   of  the            measures   and  conclude  all
   Company  which  would be  issued            agreements   to   allow   the
   pursuant     to    the    fourth            exercise  of the  warrants by
   resolution;                                 their holders,
                                             • carry out,  where  necessary,
2. decide that these  warrants will            all  formalities  in  view of
   have  the  following   principal            the  listing  on the  Premier
   characteristics:                            Marché  of   Euronext   Paris
                                               (and,  where  necessary,   on
   • the   allocation,    free   of            any  other  regulated  market
     charge,   of  these   warrants            place)   of   the    warrants
     giving  the right to  purchase            giving the right to  purchase
     shares  will  be  carried  out            shares,  issued  pursuant  to
     for   the   benefit   of   the            this authorisation, and
     shareholders  of the  Company,          • proceed  with all filings and
     in  proportion  to the  number            publications as required.
     of shares they hold,
   • the unit acquisition  price of       Fourth resolution
     one  share  upon  exercise  of       (Authorisation  to be  granted  to
     warrants will be €1.25,              the   Board   of    Directors   to
   • the total  number of  warrants       increase the share  capital by the
     to purchase the shares  issued       issuance  of shares with waiver of
     pursuant  to  this  resolution       preferential  subscription  rights
     will   give   the   right   to       of  the   shareholders,   for  the
     purchase  a maximum  aggregate       benefit  of  BNP  PARIBAS,  Crédit
     number of 240  million  shares       Agricole     Indosuez,     CLIFAP,
     to  come  from  the   reserved       EZEPART,   Crédit   Industriel  et
     issuance  referred  to in  the       Commercial,   CDC   Ixis   Capital
     fourth resolution,                   Markets,    Natexis   Bleichroeder
   • the  exercise  period of these       S.A. and  FINANPAR 17,  subject to
     warrants  cannot  exceed sixty       the  adoption  by this  Meeting of
     days;                                the second,  third,  fifth,  sixth
                                          and seventh resolutions)
3. take   note    that   each  Bank
   subscribing   to  the   reserved       The  shareholders,   voting  under
   increase   in   share    capital       the  conditions  of the quorum and
   pursuant     to    the    fourth       majority        required       for
   resolution  below has undertaken       Extraordinary   General  Meetings,
   that  these  subscribed   shares       having  reviewed the report of the
   can be  purchased  at a price of       Board   of   Directors   and   the
   €1.25 per  share by the  holders       special  report  of the  Statutory
   of the warrants  issued pursuant       Auditors,   acting  in  accordance
   to    this    resolution,    who       with the  provisions of the French
   exercise the said warrants;            Code   de    Commerce,    and   in
                                          particular,  Article  L.  225-138,
4. decide   that   the   Board   of       and subject to the adoption of the
   Directors   shall  proceed  with
   the  issuance   of  warrants  as

4  Text of resolutions submitted to the Shareholders' Meeting

second,  third,  fifth,  sixth  and          above, to  implement  this auth-
seventh resolutions, hereby:                 orisation,  and  in  particular,
                                             to:
1. authorise     the    Board    of
   Directors,  for a period  of one       •  set the dates,  terms,  and the
   year   from  the  date  of  this          conditions  of  issuance,   the
   Meeting,  to increase  the share          method   and    conditions   of
   capital  by  the   issuance   of          payment,  the date  (which  may
   shares     of    the     Company          be  retroactive)  at which they
   conferring  the same  rights  as          give rise to a dividend,
   the existing  shares  except the       •  more   generally,    take   all
   date at which  they give rise to          measures   and   conclude   all
   a   dividend,   for  a   maximum          agreements  necessary  for  the
   nominal share  capital  increase          contemplated issuances,
   of €300  million,  corresponding       •  carry  out,  where   necessary,
   to  a  maximum  of  240  million          all  formalities in view of the
   shares  with a nominal  value of          listing on the  Premier  Marché
   €1.25  each,  to  be  subscribed          of Euronext  Paris (and, on any
   either  in  cash  or by  set-off          other  regulated  market place)
   against  certain payable and due          of the shares  issued  pursuant
   debts of the Company;                     to this authorisation, and
                                          •  record  the  completion  of the
2. decide  to  waive,  for  all the          increase   in  share   capital,
   shares  in the  above  paragraph          amend    the     Articles    of
   1,       the       shareholders'          Association   accordingly   and
   preferential        subscription          proceed  with all  filings  and
   rights  for the  benefit  of the          publications, as required.
   legal  entities which are listed
   below (collectively  referred to       Fifth resolution
   as "the  Banks")  that will each       (Authorisation  to be  granted  to
   have the right to  subscribe  to       the  Board of  Directors  to issue
   a   maximum   number  of  shares       bonds   mandatorily   reimbursable
   representing     the     maximum       with  new  shares  of the  Company
   nominal  amount of share capital       ("ORA"),   with   maintenance   of
   increase  as   indicated   below       preferential  subscription  rights
   opposite their names:                  of the  shareholders,  subject  to
                                          the  adoption  by this  Meeting of
Banks      Maximum nominal amount         the second,  third,  fourth, sixth
                           (in €)         and seventh resolutions)
  BNP PARIBAS          74,400,000
  Crédit Agricole                         The  shareholders,   voting  under
    Indosuez           37,269,000         the   conditions   of  quorum  and
  CLIFAP               23,331,000         majority        required       for
  EZEPART              51,000,000         Extraordinary   General  Meetings,
  Crédit Industriel                       having  examined the report of the
    et Commercial      51,000,000         Board   of   Directors   and   the
  CDC Ixis Capital Markets27,000,000      special  report  of the  Statutory
  Natexis                                 Auditors,     and     acting    in
    Bleichroeder S.A.  24,000,000         accordance  with the provisions of
  FINANPAR 17          12,000,000         the French  Code de  Commerce,  in
  Total              300,000,000          particular  Article L. 228-91, and
                                          subject  to  the  adoption  of the
3. decide   that  the  unit   issue       second,  third,  fourth, sixth and
   price  of  the   shares   to  be       seventh resolutions:
   issued  pursuant  to  the  above
   share  capital  increase will be       1. authorise    the    Board    of
   €1.25,  to be  fully  paid up at          Directors,  for a period of one
   the time of subscription;                 year  from  the  date  of  this
4. take note that each Bank  listed          Meeting,  to  issue,  in one or
   above  has  undertaken  that the          more  times,  and  whenever  it
   subscribed    shares    can   be          thinks    appropriate,     debt
   purchased  at a price  of  €1.25          instruments,   subordinated  or
   per  share,  by the  holders  of          not,   in  the  form  of  bonds
   warrants   referred  to  in  the          mandatorily  reimbursable  with
   above  third   resolution,   who          new     shares     (obligations
   exercise the said warrants;               remboursables    en    actions)
5. decide   that   the   Board   of          ("ORA")  of  the  Company  with
   Directors    shall   have   full          the     following     principal
   powers,   with   the   right  to          characteristics:
   subdelegate  in accordance  with          • the  nominal  amount  of  the
   the  provisions  of the law, and            issuance  of  bonds  will not
   within   the   limits   provided            exceed €1 billion,

4  Text of resolutions submitted to the Shareholders' Meeting

   • the ORAs,  where  appropriate,          entails  for the benefit of the
     may  be  paid  up  by  set-off          holders   of  the   ORAs,   the
     against  certain,  payable and          waiver   by   shareholders   of
     due debts of the Company,               their   preferential  right  to
   • the unit  issue  price per ORA          subscribe  to the  shares  that
     to be issued  pursuant  to the          will     be      issued      in
     issuances  referred  to  above          reimbursement of the ORAs;
     will be €1.40,
   • the ORAs  will  bear  interest       4. decide   that   the   Board  of
     at a rate of 2% per  annum and          Directors  will have all powers
     will  mature on 31 December of          to        implement        this
     the   fifth   year   following          authorisation,  with the  right
     their issuance,                         to   subdelegate,   within  the
   • the ORAs  will be  mandatorily          limits   of  the  law  and  the
     reimbursable  with new  shares          limits     above,     and    in
     of  the  Company,   each  bond          particular to:
     giving    the    right    upon
     reimbursement  to one share of          • set    the    dates,    other
     the  Company   with  the  same            characteristics           and
     rights  as those  attached  to            conditions of the  issuances,
     existing  shares,  except  for            as   well   as   the   method
     the  date at which  they  give            pursuant  to  which  the ORAs
     rise to a dividend,                       will be paid up,
   • the  aggregate  nominal  value          • determine,   in   particular,
     of the share capital  increase            whether    the    bonds   are
     resulting       from       the            subordinated   or  not,   the
     reimbursement   in  shares  of            conditions      for     their
     all the  ORAs  may not  exceed            reimbursement,  the  terms of
     €893,000,000,   which  may  be            the  repayment  of the  bonds
     increased,  if  necessary,  by            according      to      market
     the  nominal  value of  shares            conditions     and,     where
     to be issued to  maintain  the            applicable,   the  conditions
     rights of the bondholders.                for   the    repurchase   and
                                               exchange of the bonds,
2. decide  that  the   shareholders          • set the  date  (which  may be
   will,  in  accordance  with  the            retroactive)   at  which  the
   conditions  set out by law, have            shares      created      upon
   the  benefit  of a  preferential            reimbursement  of  the  bonds
   right   to   subscribe   on   an            will   give    right   to   a
   irreducible  basis to ORAs  that            dividend,
   may be issued  pursuant  to this          • suspend,   if  necessary  and
   authorisation.  In addition, the            for  a   maximum   period  of
   Board  of  Directors  will  have            three  months,  the  exercise
   the    power   to   grant    the            of  the  rights  attached  to
   shareholders,    in   accordance            the ORAs,
   with the  conditions  set out by          • set,  the  methods  by  which
   law,  the right to  subscribe on            the rights of the  holders of
   a reducible  basis for a greater            ORAs will be maintained,
   number  of ORAs  than  they  may          • take   generally  all  useful
   subscribe   on  an   irreducible            measures   and  conclude  all
   basis.                                      agreements  necessary for the
                                               contemplated issuances,
If  subscriptions on an irreducible          • where  appropriate,  take all
basis  and,  as the case may be, on            measures    to    have    the
a reducible  basis,  do not account            securities   issued  pursuant
for the whole  issuance,  the Board            to     this     authorisation
of  Directors  may,  in  accordance            admitted  for  trading on the
with the  provisions of the law and            Premier  Marche  of  Euronext
in  the   manner   that  it   shall            Paris       (and,       where
decide,   exercise  either  one  or            appropriate,   on  any  other
more of the following options:                 regulated market place), and
                                             • record  the   completion   of
   • freely  allot  all or  part of            increases  in  share  capital
     the ORAs  which  have not been            resulting       from      the
     subscribed     to    by    the            reimbursement  in  shares  of
     shareholders  to  the  persons            the ORAs,  amend the Articles
     of its choice,                            of  Association   accordingly
   • offer  to the  public,  on the            and  carry  out  all  filings
     French    or     international            and      publications      as
     markets,  all or  part  of the            required.
     ORAs   that   have   not  been
     subscribed     to    by    the       Sixth resolution
     shareholders.                        (Authorisation  to be  granted  to
3. acknowledge       that      this       the   Board   of   Directors    to
   authorization      automatically       issue      subordinated      bonds

4  Text of resolutions submitted to the Shareholders' Meeting

reimbursable   with  shares  ("TSDD          accordance  with the provisions
RA"),    with   the    waiver    of          of the law,
preferential   subscription  rights       •  the  TSDD   RAs  will   have  a
of   the   shareholders   for   the          duration  of  twenty  years  as
benefit  of  the  French  Republic,          from their subscription date,
subject  to the  adoption  by  this       •  the   TSDD   RAs   will    bear
Meeting  of  the   second,   third,          interest  at a  rate  of 2% per
fourth,     fifth    and    seventh          annum   until   the    European
resolutions)                                 Commission's          decision;
                                             however,  in case of a decision
The Shareholders,  voting under the          by  the   European   Commission
conditions  of quorum and  majority          refusing the  reimbursement  in
required for Extraordinary  General          shares,   the  applicable  rate
Meetings,   having   examined   the          will      become,       without
report  of the  Board of  Directors          retroactivity,  a EURIBOR  rate
and  the  special   report  of  the          increased  by a 5%  margin  per
Statutory  Auditors,  in accordance          annum,  of which 1.5%  annually
with the  provisions  of the French          capitalised   and   payable  in
Code  de  Commerce,  in  particular          fine,
Article L.  228-91,  and subject to       •  the  aggregate  nominal  amount
the approval of the second,  third,          of  the  increase  in  capital,
fourth,     fifth    and    seventh          which  may   result   from  the
resolutions:                                 reimbursement  in shares of all
                                             the TSDD RAs shall  not  exceed
1.    authorise    the   Board   of          €300,000,000,  to which will be
Directors,  for  a  period  of  one          added, where  appropriate,  the
year   from   the   date   of  this          nominal  amount of shares to be
Meeting,  to  proceed,  in  one  or          issued to  maintain  the rights
more times and  whenever  it thinks          of the holders of TSDD RAs.
appropriate,  with the  issuance of
the       subordinated        bonds       2. decide  to waive for all of the
reimbursable  with  shares  (titres          TSDD RAs which  may be  issued,
subordonnés   à  durée   determinée          the shareholders'  preferential
remboursables  en  actions)  ("TSDD          subscription   right   for  the
RA"),    having    the    following          benefit     of    the    French
characteristics:                             Republic;

•  the  total  nominal   amount  of       3. acknowledge      that      this
   issues  of  TSDD  RAs  will  not          authorisation     automatically
   exceed €300,000,000,                      implies,  for  the  benefit  of
•  the   TSDD   RAs   may,    where          the  holders  of TSDD RAs,  the
   appropriate,  be  paid up by set          waiver by the  shareholders  of
   off  against  certain,   payable          their   preferential  right  to
   and due debts of the Company,             subscribe   the  shares   which
•  the  unit  issue  price  of  the          will     be      issued      in
   TSDD  RA to be  issued  pursuant          reimbursement of the TSDD RAs;
   to  the  issuances  referred  to
   above will be €1.25,                   4. decide   that   the   Board  of
•  the    TSDD    RAs    will    be          Directors    will    have   all
   automatically    reimbursed   in          powers,   with  the   right  to
   shares  of  the  Company,   each          sub-delegate    in   accordance
   TSDD  RA  giving  the  right  to          with  the   provisions  of  the
   reimbursement  with one  Company          law,   and  within  the  limits
   share    conferring   the   same          described  above,  to implement
   rights   as   existing    shares          this   authorisation   and   in
   except  the date at  which  they          particular to:
   give   right   to  a   dividend,
   subject to  obtaining a decision          • set  the  dates,   and  other
   from  the  European   Commission            characteristics           and
   declaring that the  subscription            conditions  of  issuance,  as
   by the French  Republic  to TSDD            well as the payment  terms of
   RAs  issued by the  Company  and            the   TSDD   RAs,    and   in
   their  reimbursement  in  shares            particular
   constitutes  aid compatible with            - set      the       detailed
   the  common  market  or does not              conditions      of      the
   constitute    State   aid,   the              reimbursement  in shares of
   detailed     terms    of    this              the TSDD RAs,
   reimbursement  to be  determined            - set the  circumstances  and
   by the Board of Directors,  with              conditions  for the payment
   the right of  sub-delegation  in              in cash of the  TSDD RAs at
   accordance  with  the  provision              maturity or earlier,
   of the law,                                 - set  the  other  terms  and
•  the TSDD RAs will be  reimbursed              conditions  for the payment
   in  cash,  in the  circumstances              and  redemption of TSDD RAs
   and   according   to  the  terms              in  accordance  with market
   which will be  determined by the              conditions    and,    where
   Board  of  Directors   with  the              appropriate,            the
   right   of   sub-delegation   in              conditions     for    their
                                                 repurchase or exchange,

4  Text of resolutions submitted to the Shareholders' Meeting

     - set    the    date     (even       required     for     Extraordinary
       retroactive)  at  which  the       General Meetings,  having examined
       shares    issued   for   the       the   report   of  the   Board  of
       reimbursement  of  the  TSDD       Directors  and the special  report
       RAs  will  give  right  to a       of  the  Statutory  Auditors,   in
       dividend,                          accordance  with,  the  provisions
     - set  the  conditions   under       of  Article  L.  443-1 et seq.  of
       which  the   rights  of  the       the  French  Code du  Travail  and
       TSDD  RA  holders   will  be       the French  Code de  Commerce,  in
       maintained,                        particular Article L. 225-138:

   • suspend,   where  appropriate,       1. authorise    the    Board    of
     and for a  maximum  period  of          Directors   for  a  period   of
     three months,  the exercise of          twenty-six   months   from  the
     the  rights  attached  to  the          date   of  this   Meeting,   to
     TSDD RAs,                               increase the share capital,  in
   • take   generally   all  useful          one  or  more   times,   by  an
     measures   and   conclude  all          aggregate   nominal  amount  of
     agreements  necessary  for the          €35,200,000,     through    the
     contemplated issuances,                 issuances,  in  euros,  of  new
   • where  applicable,   take  all          shares and/or other  securities
     measures    related   to   the          giving  access to the Company's
     listing on the Premier  Marché          share  capital,   reserved  for
     of Euronext Paris (and,  where          the  members of a savings  plan
     appropriate,   on  any   other          of the  Company  and/or  of its
     regulated   market)   of   the          affiliated  French  or  foreign
     shares   to   be   issued   in          companies      and     economic
     reimbursement  of the TSDD RAs          interest  groups (related to it
     issued    pursuant    to   the          within  the  meaning of Article
     present delegation,                     L.  233-16  and L.  225-180  of
   • record   the   completion   of          the French  Code de  Commerce).
     increase(s) in capital,  amend          This  decision  will  result in
     the  Articles  of  Association          the   express   waiver  by  the
     accordingly  and proceed  with          shareholders      of      their
     all filings and  publications,          preferential       subscription
     as required.                            rights   in   favour   of   the
                                             beneficiaries   to   whom   the
Seventh resolution                           issue is reserved;
(Cancellation    of   the   general
delegation  granted to the Board of       2. decide  that the issue price of
Directors  by the  shareholders  at          the new shares issued  pursuant
the  Meeting  of 2 July 2003 in its          to  this  authorisation   shall
thirteenth  resolution,  subject to          not be lower  by more  than 20%
the  adoption  by this  Meeting  of          of the  average  of  the  first
the second,  third,  fourth,  fifth          Company   share  prices  during
and sixth resolutions)                       the   twenty    trading    days
                                             preceding      the     decision
The shareholders,  voting under the          determining  the  date  of  the
conditions  of quorum and  majority          beginning  of the  subscription
required for Extraordinary  General          period,  or  higher  than  such
Meetings,   having   reviewed   the          average       price;        the
report of the  Board of  Directors,          characteristics  of  the  other
acting  in   accordance   with  the          securities   giving  access  to
provisions  of the  French  Code de          the  Company's   share  capital
Commerce,  in particular Article L.          shall  be   determined  by  the
225-129,   and   subject   to   the          Board  of   Directors   in  the
adoption  of  the  second,   third,          conditions  fixed by the  rules
fourth,     fifth     and     sixth          and regulations;
resolutions,  decide to cancel  the
general  delegation  granted by the       3. decide   that   the   Board  of
Ordinary     and      Extraordinary          Directors  may  provide for the
Shareholders'  Meeting  of  2  July          free  allocation  of  shares or
2003 in its thirteenth resolution.           other securities  giving access
                                             to    the    Company's    share
Eighth resolution                            capital,  within  the limits of
(Authorisation  to  be  granted  to          the  provisions  of  Article L.
the Board of  Directors to increase          443-5  of the  French  Code  du
the share  capital by the  issuance          Travail;
of shares  reserved  for members of
a Company savings plan)                   4. decide   that   the   Board  of
                                             Directors    will   have   full
The shareholders,  voting under the          powers,   with  the   right  to
conditions  of quorum  and majority          subdelegate  such powers within
                                             the  limits   of  the  law,  to

4  Text of resolutions submitted to the Shareholders' Meeting

implement    this     authorisation          • offset  expenses  against the
within  the  limits  and  under the            amount  of  the  premiums  if
conditions  mentioned above, and in            the need arises,
particular to:                               • take  any  measures  for  the
                                               completion of the  issuances,
   • determine the companies  whose            carry     out     all     the
     employees     and    executive            formalities   following   the
     officers,  as the case may be,            capital     increases     and
     may    participate    in   the            generally   do   whatever  is
     issues,                                   necessary.
   • fix  all the  conditions  that
     must    be    met    by    the       5. decide that this  authorisation
     beneficiaries,                          cancels    the    authorisation
   • fix the terms  and  conditions          granted   to   the   Board   of
     of   each    issue    and   in          Directors  by the  Ordinary and
     particular  the amount and the          Extraordinary     Shareholders'
     terms of the  securities to be          Meeting  of 2 July  2003 in its
     issued,  the issue price,  the          fourteenth resolution.
     date     (which     may     be
     retroactive)  from  which  the       Ninth resolution
     shares  will  bear  dividends,       (Power to implement  the decisions
     the  method  and  schedule  of       of the  Shareholders'  Meeting and
     payment  of the  issue  price,       to complete the formalities)
     the subscription period,
   • record the  completion  of the       The  shareholders,   voting  under
     share  capital   increases  in       the   conditions   of  quorum  and
     accordance  with the amount of       majority        required       for
     shares   which  are   actually       Extraordinary   General  Meetings,
     subscribed   and   amend   the       hereby  give  full  power  to  the
     Articles    of     Association       holder of an  original,  a copy or
     accordingly,                         an extract of the  minutes of this
   • enter  into  any   agreements,       Meeting   for  the   purposes   of
     carry  out,   directly  or  by       accomplishing    all    legal   or
     proxy,   any   operations  and       administrative  formalities and to
     formalities,                         proceed with all required  filings
                                          and publications.

Summary of activity

Activity during fiscal year ended 31 March 2003
SIMPLIFIED CONSOLIDATED INCOME STATEMENT*

In €million                                           2001/02   2002/03
--------------------------------------------------------------------------
Order Backlog                                          35,815    30,330
--------------------------------------------------------------------------
Orders Received                                        22,686    19,123
--------------------------------------------------------------------------
Sales                                                  23,453    21,351
--------------------------------------------------------------------------
Cost of Sales                                         (19,623)  (19,187)
--------------------------------------------------------------------------
Selling and administrative Expenses                    (2,314)   (2,049)
--------------------------------------------------------------------------
Cost of Research & Development                           (575)     (622)
--------------------------------------------------------------------------
Operating income (loss)                                   941      (507)
--------------------------------------------------------------------------
Earnings before interest and tax                          487    (1,129)
--------------------------------------------------------------------------
Pre-tax income (loss)                                     193    (1,399)
--------------------------------------------------------------------------
Net income (loss)                                        (139)   (1,432)
--------------------------------------------------------------------------

Comparable Figures (a)

In €million                                           2001/02   2002/03
--------------------------------------------------------------------------
Orders Received                                        19,959    19,123
--------------------------------------------------------------------------
Sales                                                  21,051    21,351
--------------------------------------------------------------------------

OTHER KEY CONSOLIDATED INDICATORS*

                                                      2001/02    2002/03
--------------------------------------------------------------------------
Operating Margin                                        4.0%     (2.3)%
--------------------------------------------------------------------------
Earnings per Share                                    €(0.6)    €(5.4)
--------------------------------------------------------------------------
Free Cash flow (b) (in €million)                     (1,151)     (265)
--------------------------------------------------------------------------
Economic Debt (c) (in €million)                       5,290     4,918
--------------------------------------------------------------------------

(a)   Adjusted for changes in business composition and exchange rates.

(b)   We define Free Cash Flow to mean Net cash  provided by (used in) operating activities  less Capital  expenditures,  net of proceeds from disposals of property,  plant and equipment  (excluding  proceeds from the sale of real estate as part of our strategic plan) and Increase (decrease) in variation in existing receivables considered as source of funding of our operations.
      However,  this measure is not a measurement  of  performance  either under
      French or US GAAP.

(c)   We define  Economic debt to mean Net debt (or Financial  debt net of short term  investments and cash and cash  equivalents)  plus cash proceeds from sale of trade  receivables  ("securitisation  of  existing  receivables").
      Economic debt does not represent  our Financial  debt as calculated  under
      French GAAP, and should not be considered as an indicator of our currently outstanding  indebtedness  because trade receivables  securitised are sold irrevocably and without recourse.

*On the  basis of the  consolidated  financial  statements  as  approved  by the
Shareholders' Meeting of 2 July 2003.

5  Summary of activity

Despite  an  unfavourable  economic       Net   consolidated   income  after
climate,      markets      remained       exceptional    provisions,     was
generally     buoyant    in    rail       €(1,432)  million  for fiscal year
transport   and   stable   in  both       2003.
electricity  transmission and power
generation   service.    Conditions       Free cash flow  improved to €(265)
were  unfavourable,   however,   in       million in fiscal year 2003,  from
large gas- and steam-related  plant       €(1,151)  million  in fiscal  year
and  equipment  activities in power       2002,   reflecting  a  substantial
generation,  following  the  end of       improvement  in  working  capital.
the "gas  boom"  in the US  market,       Excluding  cash outflows  relating
and    remained     difficult    in       to  the  GT24/GT26  gas  turbines,
electricity    distribution.    Our       free  cash  flow was €790  million
Marine market remained very weak.         positive.

Overall,  Group  order  intake  was       Economic  debt was €4,918  million
down  4%  on  a  comparable   basis       at   the   end  of   March   2003,
against the prior year,  mainly due       compared  with €5,290  million at
to a sharp  decrease  in Power  and       the end of March 2002,  a decrease
Marine,  partly  offset by a strong       of €372  million  in  fiscal  year
increase  in  orders   received  by       2003. This primarily  reflects the
Transport.   Sales   were   broadly       impact of the capital  increase in
stable  (+1%).  The  order  backlog       July   2002  and  the   disposals,
amounted  to over €30.3  billion at       partly   offset  by  the  negative
31   March    2003,    representing       free cash flow.
approximately 17 months of sales.
                                          Activity since the fiscal year
Operating    income    was   €(507)       ended 31 March 2003
million in fiscal year 2003,  after
the    impact    of     exceptional       Orders and  revenues for the first
provisions   of  €1,300    million,       quarter of fiscal  year  2003/04 -
primarily  to cover the  additional       1 April - 30 June 2003
costs   of   our    GT24/GT26   gas
turbines  and to a  lesser  extent,       Orders   received   decreased  22%
additional  costs  associated  with       compared  to the very  high  level
our UK trains issues.                     recorded  in the first  quarter of
                                          fiscal   year    2002/2003,    but
Excluding     these     provisions,       increased   17%  compared  to  the
operating   income  and   operating       fourth  quarter  of the  preceding
margin   were    respectively  €793       fiscal   year  (on  a   comparable
million  and  3.7% in  fiscal  year       basis).   In   particular,   Power
2003 (4.0% in fiscal year 2002).          orders  showed a  strong  recovery
                                          from  the  depressed  level of the
Restructuring  costs increased from       preceding three months.
€227   million   in  2002  to €268
million  in  2003.   Pension  costs       Sales  decreased  9%  compared  to
increased   from  €139  million  to       the first  quarter of fiscal  year
€214  million  due to the  increase       2002/2003 (on a comparable  basis)
in      amortisation     of     the       reflecting   the  lower  level  of
unrecognised  actuarial  difference       order  intake  in  the   preceding
between  pension   obligations  and       fiscal year.
the fair  market  value of  pension
assets.      Financial     expenses       Orders  and  sales  in  the  first
decreased   from €294  million   to       quarter  of  fiscal  year  2003/04
€270  million.  Due to the negative       were    impacted    by    currency
pre-tax  result,  a tax  credit  of       translation effects,  particularly
€263   million   was   recorded  in       versus  the US dollar  (impact  of
fiscal    year    2003.    Goodwill       approximately  5% on orders and 6%
amortisation    remained    broadly       on sales),  and by the disposal of
stable at €284 million.                   our small  industrial  gas turbine
                                          business on 30 April 2003.

5  Summary of activity

                                                        % Change   % Change
                                                        between    between
                                               Fiscal      Q1         Q4
                                                year    02/03 and  02/03 and
(in millions of €)       Fiscal year 2002/03   2003/04  Q1 03/04   Q1 03/04
----------------------------------------------------------------------------
                       Q1     Q2     Q3     Q4       Q1
----------------------------------------------------------------------------
Orders received,    5,675  4,863  4,953  3,632    4,035    (29)%       11%
actual figures
----------------------------------------------------------------------------
Orders received,    5,173  4,450  4,597  3,457    4,035    (22)%       17%
comparable
figures
----------------------------------------------------------------------------
Sales, actual       5,269  5,499  5,132  5,451    4,341    (18)%      (20)%
figures
----------------------------------------------------------------------------
Sales, comparable   4,762  5,054  4,804  5,249    4,341     (9)%      (17)%
figures
----------------------------------------------------------------------------

Business update                           €500  million is expected for this
Order intake                              period   due  to  the  lower  than
In  addition  to  weak  markets  in       expected      operating     margin
power   generation  new  equipment,       combined  with  higher   financial
the  Group's  commercial   activity       expenses and restructuring costs.
has been significantly  impacted by
customer  concerns  as to  ALSTOM's       Free cash  flow  will be  strongly
future  and  by   difficulties   in       negative  in the first half mainly
obtaining   contract  bonds.  These       as  a  result  of  a  slowdown  in
factors  have led to a lower  level       customer   deposits  and  advances
of order intake.                          caused   by   lower   orders   and
                                          insufficient               bonding
Orders  received  in the first half       availability,   coupled  with  the
of   fiscal   year   2004  are  now       scheduled    cash   outflow   from
expected  to be around €7  billion,       GT24/GT26 provisions.
approximately  25%  below the first
half  of  fiscal  year  2003  on  a       Disposals Programme
comparable  basis  (same  scope and       ALSTOM   has   announced   on   26
same exchange rates).                     September  2003 the  signature  of
                                          an    agreement    to   sell   its
Income and cash flow                      Transmission     &    Distribution
As previously  announced,  a review       activities   to   Areva,   for  an
of   the   projects    managed   by       enterprise  value of €950 million,
ALSTOM's US Transport  business was       subject  to  closing   adjustment,
undertaken   and   has   identified       which  is  another   step  in  its
additional  costs to complete  some       continuing   disposal   programme.
contracts  of   approximately  €100       The  Transmission  &  Distribution
million.   Other  project   reviews       Sector  sells  products,   systems
have led  management  to make  more       and  services  for the  medium and
conservative  estimates of costs to       high    voltage    markets.    The
complete,   with  a   corresponding       Sector's     Power      Conversion
negative    impact   on   operating       activities  are  not  part  of the
income.  In particular,  due to the       transaction    and   will   remain
bankruptcy      of     two      key       within   ALSTOM.   In   the   last
sub-contractors    on   a   utility       financial      year,      ALSTOM's
boiler  contract  in  the  US,  the       Transmission     &    Distribution
cost to complete  this  project has       Sector    (excluding   the   Power
been  re-assessed  and will lead to       Conversion  activities)  generated
a    loss    of   approximately  €60      sales of €3.2 billion,  accounting
million.                                  for 15% of ALSTOM's  revenues.  It
                                          employs   25,000   people   in  70
In    the     light     of    these       countries.
developments,  an operating  margin
of just over 1.0% is  forecast  for       ALSTOM's  results  for  the  first
the  first  half  of  fiscal   year       half of  fiscal  year 2004 will be
2004.   A   net   loss   of  around       published on 13 November 2003.

Five-year summary
(Statutory accounts)

                       31 March     31 March    31 March     31 March    31 March
                         1999         2000        2001         2002        2003
------------------------------------------------------------------------------------
Capital at year end
------------------------------------------------------------------------------------
a) Share capital       1,303,124    1,282,190    1,292,325    1,292,325    1,689,963
   (in €thousands)
------------------------------------------------------------------------------------
b) Number of         213,698,403  213,698,403  215,387,459  215,387,459  281,660,523
   outstanding
   issued shares
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Operations and
 income for the
 year (in €
 millions)
------------------------------------------------------------------------------------
a) Dividend                307.3        158.0        110.1          0.3            -
   received
------------------------------------------------------------------------------------
b) Income before           390.9        166.4        106.2         59.4         79.1
   tax, profit
   sharing,
   depreciation and
   provisions
------------------------------------------------------------------------------------
c) Income tax             (21.7)         50.2         33.3         36.9         26.8
------------------------------------------------------------------------------------
d) French legal                -            -            -            -            -
   profit sharing
------------------------------------------------------------------------------------
e) Net income after        346.4        215.2        158.7         90.8     (7,474.1)
   tax, profit
   sharing,
   depreciation and
   provisions
------------------------------------------------------------------------------------
f) Dividends              106.9*        117.5        118.5            -            -
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Earnings per share
 (in €)
------------------------------------------------------------------------------------
a) Net earning              1.73         1.01         0.65         0.45         0.38
   after tax,
   profit sharing,
   but before
   depreciation and
   provisions
------------------------------------------------------------------------------------
b) Net earning              1.62         1.01         0.74         0.42      (26.54)
   after tax,
   profit sharing,
   depreciation and
   provisions
------------------------------------------------------------------------------------
c) Net dividend per        0.50*         0.55         0.55            -            -
   share
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
Personnel
------------------------------------------------------------------------------------
a) Number of                   -            -            -            -            -
   personnel
   employed during
   the year
------------------------------------------------------------------------------------
b) Amount of gross             -            -            -            -          155
   wages and
   salaries for the
   year (in €
   thousands)
------------------------------------------------------------------------------------
c) Amount of social            -            -            -            -           52
   charges for the
   year (Social
   security and
   other welfare
   benefits) (in €
   thousands)
------------------------------------------------------------------------------------
*To which an interim  dividend of  €226.0  million (i.e.  €1.13 per share)
paid on 22 June 1998 solely to the two principal  shareholders as of that date, must be added.

                 Société anonyme with capital of €352,075,653.75
                    25, avenue Kléber - 75116 PARIS (France)
                                 www.alstom.com
                                 --------------
                              389 058 447 RCS PARIS

                                                                 29 October 2003

                ALSTOM WILL DESIGN AND SUPPLY THE ELECTRICAL AND
                 MECHANICAL INFRASTRUCTURE FOR A NEW METRO LINE
                                  IN SAO PAULO

Companhia do  Metropolitano  de São Paulo (CMSP),  the company  charged with the operation  and  expansion of the São Paulo area's  metro,  has awarded a turnkey contract for construction of a new line to the Via Amarela consortium. The group is led by CBPO  Engenharia  of the  Odebrecht  group,  which,  along  with other construction companies, is responsible for the civil works.

As the member of the  consortium  responsible  for the electrical and mechanical infrastructure,  ALSTOM will design,  supply,  install and test the power-supply and electrical-distribution systems,  telecommunications equipment and auxiliary systems (such as fire  detection,  pumping and lighting).  ALSTOM's share of the contract is €80 million.

Called  the  Amarela  (Portuguese  for  "yellow")  Line,  Line  4 will  be  12.8 kilometers  long with nine  stations.  Expected to carry a million  passengers a day, it will offer  connections  with three subway lines and two suburban lines.
Commercial operation is slated to begin in 2007.

"This vote of confidence of ALSTOM's  metro-systems  technology  and know-how is also a confirmation of our successful  long-term  relationship  with São Paulo,"
said Francis  Jelensperger,  ALSTOM  Transport's  senior vice  president for the
Americas region.

Over the last  three  decades,  ALSTOM  has sold more than 600 metro cars to São
Paulo.  In a recent project,  ALSTOM was the technical  leader of the consortium that built the city's Line 5, which opened last year.  ALSTOM also  supplied the operations-control  center,  the  auxiliary  systems and the fleet of 48 six-car
METROPOLIS trainsets for the line.

With  more  than 35  product  lines and a  presence  in more than 60  countries,
ALSTOM's  Transport sector offers complete products and services for new rolling stock,  signaling,  and  electrical  and  mechanical  infrastructure  as well as maintenance  and  rehabilitation  services to four distinct  types of customers:
urban transit authorities and operators;  intercity passenger rail operators and
rolling   stock  owners;   rail  freight   operators;   and  intercity   railway
infrastructure owners. ALSTOM's Transport sector, with sales of €5.1 billion in  financial  year  2002-2003,  is among the world's  leading  suppliers to the railway industry.

Press enquiries:        Gilles Tourvieille
                        (Tel. +33 1 47 55 23 15)
                        internet.press@chq.alstom.com

Investor relations:     Emmanuelle Chatelâin
                        (Tel. +33 (0)1 47 55 25 33)
                        investor.relations@chq.alstom.com